UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☑   Form C/A: Amendment to Offering Statement
     This amendment is being filed to add an additional perk to the offering.
     ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

GFL Sports & Entertainment Inc.*

*GFL Sports & Entertainment Inc. is the current operating entity for the Global Fight League. The Company has undergone prior name changes as part of its evolution into its current business. The Company was incorporated in the State of Nevada on 17 August 2010 under the name Louisiana Food Company. By Certificate of Amendment filed with the Nevada Secretary of State on 28 February 2018, the name was changed to MMA Global Inc. By further Certificate of Amendment filed on 30 July 2021, the name was changed to Zuki Inc. By Certificate of Amendment filed on 12 December 2025 and effective 31 December 2025, the name was changed to GFL Sports & Entertainment, Inc., its current legal name.

*Legal status of Issuer***:**

       Form:

       Corporation

       Jurisdiction of Incorporation/Organization:

       Nevada

       Date of Organization:

       August 17, 2010

*Physical Address of Issuer***:**

3275 S. Jones Blvd., Suite 104, Las Vegas, NV 89146

Website of Issuer:

www.mmagfl.com

Is there a Co-Issuer?   ☐ Yes   ☑ No

***Name of Intermediary through which the Offering will be Conducted*:**

DealMaker Securities LLC

***CIK Number of Intermediary*:**

0001872856

***SEC File Number of Intermediary*:**

008-70756

CRD Number of Intermediary:

315324

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering*:**

As compensation for the services provided by DealMaker Securities LLC and its affiliates, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $47,500 advance setup fee and $15,000 monthly fee for the use of the platform and marketing services payable to DealMaker Securities LLC and its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
None.

Name of qualified third party "Escrow Agent" which the Offering will utilize:
Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:
Series BB Preferred Stock ("Series BB Preferred Stock")

Target Number of Securities to be Offered:
9,662

Price (or Method for Determining Price):
$1.00 per share

Target Offering Amount:

$10,000.17

Oversubscriptions Accepted:

☑ Yes

□ No

Oversubscriptions will be Allocated:

☑ Other: At the Company's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

September 30, 2026

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees: 0

	December 31, 2025	December 31, 2024
Total Assets	$ 501,337	$ 379,620
Cash & Cash Equivalents	$ 500,162	$ 208,469
Accounts Receivable	0	0
Current Liabilities	$720,442	$1,441,282
Long-Term Liabilities	$1,119,210	0
Revenues/Sales	$100,000	0
Cost of Goods Sold	$414,654	0
Taxes Paid	0	0
Net Income/(Net Loss)	($622,141)	($646,285)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

OFFERING STATEMENT (Exhibit A) 1

SPECIAL NOTICE TO FOREIGN INVESTORS 3

NOTICE REGARDING THE ESCROW AGENT..3

Bad Actor Disclosure 3

Ongoing Reporting...3

Eligibility 4

ABOUT THIS FORM C 5

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS..5

SUMMARY..6

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS OF THE COMPANY 7

    Biographical Information..7

    Indemnification..8

BUSINESS..10

    Description of the Business 10

    Business Plan..10

    The Company's Products and/or Services 11

    Competition 12

    Customer Base 12

    Intellectual Property ……………………………………………………………………………………… 12

    Governmental/Regulatory Approval and Compliance..12

    Litigation 13

    Employees 13

    Perks 13

RISK FACTORS 15

    Risks Related to the Company's Business and Industry..15

    Risks Related to the Offering 19

    Risks Related to the Securities...22

THE OFFERING 25

    Automatic Conversion on Reorganization...25

    Investor Confirmation Process...25

    Material Changes 26

    Cancellations 26

    Rolling and Early Closings 26

    Oversubscriptions 26

    Updates 26

    Intermediary Information..26

    Platform Compensation 26

    Investor Limitations...27

USE OF PROCEEDS..28

CAPITALIZATION AND OWNERSHIP 29

    Offering 29

Restrictions on Transfer...29

Description on Issuer's Securities...29

Outstanding Capital Stock 31

Outstanding Options, SAFEs, Convertible Notes, Warrants 33

Voting and Control 34

Ownership...35

Previous Offerings of Securities 36

DEBT 36

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 38

FINANCIAL INFORMATION 39

Cash and Cash Equivalents..39

Liquidity and Capital Resources..39

Capital Expenditures and Other Obligations 39

Valuation 39

Material Changes and Other Information 39

TAX MATTERS 40

LEGAL MATTERS 40

ADDITIONAL INFORMATION 41

EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement between Issuer and Investor
Exhibit D: Amended and Restated Certificate of Incorporation
Exhibit E: Bylaws
Exhibit F: Financial Statements
Exhibit G: Video Transcript
Exhibit H: Testing the Waters Communications

OFFERING STATEMENT (EXHIBIT A)

July 13, 2026

GFL Sports & Entertainment Inc.



(Series BB Preferred Stock at $1.00 per share, up to $1,235,000)

GFL Sports & Entertainment Inc. ("GFL," "the Company," "we," "us," or "our") is offering a minimum amount of $10,000.17 (the "*Target Offering Amount*") and up to a maximum amount of $1,235,000 (the "*Maximum Offering Amount*") of Series BB Preferred Stock ("*Series BB Preferred Stock*") (the "*Securities*"), at a purchase price of $1.00 per share of Series BB Preferred Stock on a best efforts basis as described in this Form C/A (this "*Offering*"). The Company must raise an amount equal to or greater than the Target Offering Amount by September 30, 2026 (the "*Offering Deadline*"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("*Investors*" or "*you*") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "*Intermediary*"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "*Escrow Agent*") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$1,000.00	$85.00	$915.00
Investor Processing Fee (4)	$35.00	$2.98	$32.02
Target Offering Amount	$10,000.17	$850.01	$9,150.16
Maximum Offering Amount	$1,235,000	$104,975	$1,130,025

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $50,000 payment and a $15,000 monthly fee for use of the platform and marketing services, which are not included above.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4) The Company will charge each Investor a fee of three and one-half percent (3.5%) of the Investor's investment amount ("*Investor Processing Fee*") with a cap of $500 per investment. The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "*CAPITALIZATION AND OWNERSHIP*") and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount plus the Investor Processing Fee. The Intermediary receives commissions on the Investor Processing Fee.

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED ON AN ESTABLISHED TRADING MARKET FOR PURPOSES OF THIS OFFERING. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL

SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY.

THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor any of its controlling persons are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor any of its controlling persons are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.mmagfl.com.

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C/A is July 13, 2026.

ABOUT THIS FORM C

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than DealMaker Securities LLC (the "Intermediary") has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C/A to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "Investors" or "you".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "*Risk Factors.*"

The Company

GFL Sports & Entertainment Inc. operates the Global Fight League ("***GFL***"), a professional sports organization building a team-based mixed martial arts ("***MMA***") league. Unlike traditional MMA promotions that are centered on individual matchmaking, the GFL is structured around city-based franchise teams — launching initially with teams in New York, Los Angeles, Miami, and London — designed to create long-term fan loyalty, recurring engagement, and enduring franchise value in the same manner as other major professional sports leagues.

MMA is a global sport with more than 700 million fans worldwide, generating approximately 26 billion video views annually across digital and social platforms, reflecting strong and growing global engagement. The Company's mission is to build a league that provides athletes, fans, and early investors with a meaningful opportunity to participate in the long-term growth of that audience and the value the sport creates.

GFL is led by experienced executives and advisors with senior leadership experience at the XFL, NFL, WWE, NBA, NASCAR, Professional Bull Riders, World Series of Poker, ESPN, iHeart Media, and Hydrow, as well as individuals who have produced more than 100 MMA events across 20 countries, including through World Series of Fighting. The Company is building toward the 2026 inaugural season, with additional details to be announced as the equity raise progresses. The GFL has not yet launched league operations or generated revenue from league events. The $100,000 in revenue reported for the fiscal year ended December 31, 2025 was attributable to the Company's prior business activities before the acquisition of GFL and the transition to current operations.

GFL Sports & Entertainment Inc. is the current operating entity for the Global Fight League.[1] The Company has undergone prior name changes as part of its evolution into its current business. The publicly-traded entity that is now GFLE. The Company is headquartered at 3275 S. Jones Blvd., Suite 104, Las Vegas, NV 89146. The Company's website is www.mmagfl.com and its investor site is www.invest.mmagfl.com.

A full description of our business plan and the GFL's league structure can be found on the Company's investor website page (the "***Investor Website Page***") attached as Exhibit B.

---

[1] The Company was first incorporated in Nevada August 17, 2010 under the name Louisiana Food Company. By Certificate of Amendment filed with the Nevada Secretary of State on February 28, 2018, the name was changed to MMA Global Inc. By further Certificate of Amendment filed on July 30, 2021, the name was changed to Zuki Inc. By Certificate of Amendment filed on 12 December 2025 and effective December 31, 2025, the name was changed to GFL Sports & Entertainment, Inc., its current legal name.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Shawn Wright	Chief Executive Officer, Director	GFL Sports & Entertainment Inc. - Chief Executive Officer/Director (2025–Present) Responsible for corporate compliance, entity governance, and risk management. United One Equities - President (2022-2025) Responsible for executive and founder responsibilities.	Southern Utah University (B.S.)
Vince Hesser	Executive Chairman (2024–Present)	GFL Sports & Entertainment Inc. – Executive Chairman (2024–Present) Responsible for strategic leadership, investor relations oversight, and corporate development. Royal Union - Director / Investor (Prior years) Investment and directorship responsibilities.	Southern Utah University (Master's, Accounting and Business/Management)
Darren Owen	Founder & Commissioner (2024–Present)	Global Fight League - Founder & Commissioner (2024–Present) Responsible for league strategy, fighter recruitment, event promotion, and operational leadership. World Fight League / WFL Properties - Founder & Executive (2021–Present) Executive and founder responsibilities.	University of British Columbia (no degree awarded)
Scott Parker	Chief Marketing Officer (2024–Present)	GFL Sports & Entertainment Inc. - Chief Marketing Officer (2024–Present) Leads marketing strategy, brand development, digital media, investor communications, and global audience growth. Uncle Waithley's Beverage Company - Head of Growth / Co-Founder (2023–Present) Growth and co-founder responsibilities.	Colby College (B.A., Psychology)
Clifton Levine	Head of Finance (2024–Present)	GFL Sports & Entertainment Inc. - Head of Finance (2024–Present) Responsible for financial strategy, capital planning, financial reporting, and support of investor and fundraising	Gies College of Business, University of Illinois Urbana-Champaign (B.S., Finance; M.S., Accountancy)

| | | | initiatives. SubjectWell - Chief Financial Officer (2023–Present) Oversees financial operations, corporate strategy, and financial planning. Bakerstone Advisory = Strategic Finance Advisor (Prior years) | |

Biographical Information

Vince Hesser

Vince Hesser serves as the Executive Chairman of GFL Sports & Entertainment Inc. He is a seasoned executive and investor with more than $2 billion in transactions across sports, media, real estate, and international business. A founding partner of World Series of Fighting (WSOF), he produced or distributed more than 100 MMA events across 20 countries and spent seven years in senior leadership roles, helping drive that organization's global growth and strategic expansion. Vince holds a Master's degree in Accounting and Business & Management from Southern Utah University.

Darren Owen

Darren Owen is the Founder and Commissioner of the Global Fight League. He has more than 15 years of experience building and leading MMA organizations, including the World Series of Fighting. He has produced more than 60 live MMA events across North America and Asia, and has promoted and produced events globally with NBC, CBS, IMG, and FOX Sports Asia. Known for an athlete-first approach, Darren has been committed to fair pay and professional treatment for fighters throughout his career. He holds a degree from the University of British Columbia.

Scott Parker

Scott Parker serves as Chief Marketing Officer of GFL Sports & Entertainment Inc. He is a growth-focused marketing executive who helped build Pepsi's Sports Group, led ESPN's NFL and Monday Night Football strategy and X Games global expansion. He positioned and launched the SEC Network, College Football Playoff, NASCAR's inaugural postseason format, and TuneIn's sports audio business, and was instrumental in launching the XFL. He also co-founded Uncle Waithley's Beverage Company. Scott holds a Bachelor of Arts in Psychology from Colby College.

Clifton Levine

Clifton Levine serves as Head of Finance for GFL Sports & Entertainment Inc. He is a financial executive who led finance for the NFL's Los Angeles Chargers, and currently serves as CFO at SubjectWell and as a Strategic Finance Advisor to high-growth startups across sports, health, and digital media. He also provides advisory services through Bakerstone Advisory. Clifton holds a Bachelor of Science in Finance and a Master of Science in Accountancy from the Gies College of Business at the University of Illinois Urbana-Champaign.

Shawn Wright

Shawn Wright serves as the Chief Executive Officer of GFL Sports & Entertainment Inc. and was a founding member and co-owner of the World Series of Fighting (WSOF) operating companies. As President of WSOF Global, he was instrumental in scaling the brand into a top-tier MMA promotion, securing a historic inaugural television partnership. His guidance expanded the organization's international presence to over 20 promotions across six continents, overseeing events in major markets such as Japan, China, and the Philippines. Mr. Wright held a key executive role at United One Equities, a debt trading firm focused on the acquisition, servicing and restructuring of loans, mortgages, and other lending instruments. He leverages more than 30 years of experience in executive management, including past leadership roles at Zion Development Corporation. His career is defined by a unique blend of global event and brand expansion, corporate debt trading, and real estate expertise.

Indemnification

The Company's bylaws provide indemnification and advancement rights for its directors and officers to the fullest extent permitted by Nevada law, subject to applicable limitations. The bylaws do not, by themselves, provide indemnification rights to persons solely by reason of being identified as key persons, advisors, consultants, or service providers. The Company may, however, provide separate contractual indemnification or limitation-of-liability protections to certain advisors, consultants, or service providers, including persons identified as key persons in this Form C/A, pursuant to their respective advisory, consulting, or services agreements. The Company's agreement with Jeffrey Pollack, who is identified as a key advisor in this Form C/A, includes contractual defense, indemnification, reimbursement of defense costs, and limitation-of-liability provisions in favor of Jeffrey Pollack for claims arising out of or relating to the Company's business and such advisor's services to the Company, subject to the terms and limitations of that agreement. These contractual rights are separate from the rights provided to directors and officers under the Company's bylaws. These indemnification provisions do not waive, and should not be understood to limit, any rights or remedies investors may have under the federal securities laws.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under www.invest.mmagfl.com. The version published as of the date of this Form C/A is attached as Exhibit B.

Description of the Business

GFL Sports & Entertainment Inc. (the "Company") operates the Global Fight League (the "GFL"), a professional sports organization developing a city-based, team-based mixed martial arts league built around a fighter-first and shared-ownership model. Unlike traditional MMA promotions centered on individual fighters and one-off matchmaking, the GFL is designed as a seasonal league in which men and women compete side by side as teammates under unified franchise organizations, with roster acquisition, a draft system, point-based standings, and playoffs intended to create enduring rivalries and long-term fan engagement. Through its transparent public-market structure, the Company seeks to align athletes, fans and investors in the long-term growth of the league. The Company is organized under the laws of Nevada and is publicly traded on OTC Markets under the ticker symbol "GFLE."

The GFL plans to launch with four initial franchise teams in New York, Los Angeles, Miami, and London. The league has built an Athlete Performance & Wellness Council, which includes elite fighters and trusted industry voices to help guide athlete experience standards. The Company plans to conduct its 2026 inaugural season funded from the proceeds of its capital raising activity and dependent on its ability to finalize event production, venue, and distribution arrangements.

The Company has not yet generated revenue from GFL league operations. The $100,000 in revenue reported for the fiscal year ended December 31, 2025 was attributable to the Company's prior business activities before the acquisition of GFL. Revenue from GFL operations is expected to be generated primarily from live event production and ticket sales, media rights and streaming distribution, sponsorships and brand partnerships, merchandise, athlete-related programs, and long-term franchise development and sales.

The Company's management team and advisory group include senior operators with leadership experience across major professional sports leagues, media organizations, and live event production.

Recent Business History and Transition to Current Operations

Until late 2025, the Company held minority interests in several unrelated businesses and software assets, but had no active revenue-generating operations of its own. Between 2023 and 2025, the Company wound down all of those prior holdings - cancelling acquisition agreements and recovering or writing off the assets and share issuances associated with them. By the end of 2025, the Company had divested itself of all prior business interests.

The Company acquired the assets and operations of the Global Fight League, a professional team-based MMA league as of December 31, 2025. The acquisition was structured as an asset purchase, with the Company issuing 572,500 shares of Series B Convertible Preferred Stock at $2.00 per share — raising $1,145,000 — to investors who had previously committed funds directly to GFL. Those investors exchanged their interests in the prior GFL entities for Series B shares in the Company. Concurrently, the Company changed its name from Zuki Inc. to GFL Sports & Entertainment, Inc., effective December 31, 2025.

By the end of 2025, the Company had divested itself of all prior business interests and had no active operating business prior to the acquisition of GFL

Business Plan

The GFL is founded on the premise that team-based identity is one of the most powerful and durable drivers of fan engagement and long-term league value in professional sports. The Company is applying this model — proven in the NFL, NBA, MLB and other major leagues — to the global MMA audience.

Market Opportunity

MMA is one of the fastest-growing sports in the world. The sport currently has more than 700 million fans worldwide and, according to industry estimates, generates approximately 26 billion video views annually across digital and social platforms. In the United States alone, MMA has grown dramatically in viewership and live attendance over the past two decades. Despite this growth, the existing industry structure has concentrated promotion within a small number of organizations operating without a traditional franchise or team-based league format. The GFL is designed to introduce a league structure that serves the existing MMA audience while unlocking the long-term engagement, merchandise, and media rights revenue that team-based professional sports generate.

Franchise Structure

The GFL is designed around city-based franchise teams rather than a promotion model. Each GFL franchise will field both male and female fighters who compete for team points in a seasonal format. A draft system will allow teams to acquire athletes, creating off-season news cycles and fan engagement between fight cards. Standings, rivalries, and the pursuit of a league championship are intended to generate the season-long narrative structure that has driven fan loyalty in other professional sports leagues.

Revenue Model

The Company anticipates generating revenue from multiple streams as the league develops, including:

- Live event ticket sales and venue licensing;
- Media rights and distribution across streaming, digital, and social platforms;
- Corporate sponsorship and brand partnership arrangements;
- Merchandise and licensed products;
- Athlete-related programming; and
- Potential future franchise licensing and expansion.

The Company has not yet generated any revenue from GFL league operations and has not yet executed any media rights, sponsorship, or event production agreements. There can be no assurance that any anticipated revenue streams will materialize or that the Company will be able to achieve profitability. See "Risk Factors."

Athlete Commitment

Central to the GFL's founding philosophy is a commitment to athlete welfare and long-term career development. The Company has established an Athlete Performance & Wellness Council that includes notable fighters and industry voices including Tyron Woodley, Benson Henderson, Ilima-Lei Macfarlane, Marlon Moraes, Cat Zingano, Héctor Lombard, Jessica Aguilar, broadcaster Mike Goldberg, athlete-relations executive Burt Watson, and Dr. Jen Welter, a leader in athlete psychology and mental wellness. The GFL intends to offer athletes equity participation opportunities as the league develops, allowing fighters to share in long-term league growth.

Shared Ownership Model

The GFL is structured with a belief that athletes, fans, and early investors should be able to participate in ownership and long-term value creation. As a publicly traded company on OTC Markets (ticker: GFLE), the Company offers public investors transparent access to participation in GFL's growth - a structure GFL's leadership believes differentiates the league from privately held sports organizations where ownership has historically been concentrated among institutional and ultra-high-net-worth investors.

Roadmap

The Company is building toward a 2026 inaugural season. Key milestones include:

- Completion of the equity capital raise;
- Finalization of franchise team rosters through draft or recruitment;
- Execution of event production and venue agreements;
- Execution of media rights and distribution agreements;
- Launch of marketing and fan engagement programs; and
- Hosting inaugural GFL season events.

Additional details on the timeline and specific deliverables will be announced as the capital raise progresses over the next four to six months. There can be no assurance that the Company will be able to execute on any of these milestones on the anticipated schedule or at all. See "Risk Factors."

The Company's Products and/or Services

Product / Service	Description	Current Market
GFL League Operations	A team-based professional MMA league designed to feature city-based franchise teams operating under a seasonal format with a draft system, point-based standings, and championship competition. Men and women will compete as part of unified franchise organizations.	Global MMA fans (estimated 700+ million according to industry sources); MMA athletes; media and streaming partners; corporate sponsors.

Live Events	Planned production and hosting of live GFL fight card events in anticipated initial markets, including New York, Los Angeles, Miami, and London.	Sports entertainment consumers; live event audiences; media partners.
Media and Streaming Rights	Planned distribution of GFL content through pay-per-view, streaming, digital and other media channels. The Company is working with Integrated Sports Media and has entered into non-binding letters of intent and other preliminary arrangements with potential distribution partners, but no binding distribution, carriage, streaming, promotional or revenue agreement has been executed.	Media broadcasters; streaming platforms; global MMA audiences.

Competition

The MMA promotions industry is competitive. The Company's primary competition includes:

- Ultimate Fighting Championship (UFC) - the largest and most prominent MMA promotion globally, with an established media rights deal, international events, and a large fighter roster;
- Bellator MMA (acquired by PFL) - a major MMA promotion with a history of established events, a broad fighter base, and global broadcasting agreements;
- Professional Fighters League (PFL) - an MMA organization operating under a seasonal format with a structured scoring system and player acquisition process;
- ONE Championship - a global MMA promotion based in Asia with a strong international audience and broadcasting relationships;
- Emerging streaming-led combat sports entrants and content platforms seeking to acquire or develop proprietary fight content; and
- Various regional MMA promotions operating in domestic and international markets.

The GFL differentiates itself from existing MMA promotions through its team-based franchise structure, shared ownership philosophy, and alignment with athletes and fans in long-term value creation, representing a differentiated structure, format, and model from existing MMA promotions. However, the Company is in an early stage of development and faces significant competition from established organizations with substantially greater resources, fan bases, media relationships, and event histories. There can be no assurance that the GFL will be able to compete effectively with these organizations. See "*Risk Factors*."

Customer Base

The Company's target customers include:

- MMA fans and sports entertainment consumers who purchase tickets and consume media content;
- Television broadcasters and digital streaming platforms seeking sports content rights;
- Corporate sponsors and brand partners seeking exposure to the MMA and combat sports demographic; and
- Retail consumers of GFL-branded merchandise and licensed products.

Intellectual Property

The Company holds the following trademark and domain name assets in connection with its business:

Application or Registration #	Title	Description	File Date	Grant Date	Country
99365527	GFL Global Fight League	Trademark	Aug 29, 2025	Pending	USA

The Issuer currently does not have any registered patents.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

Governmental/Regulatory Clearance and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. The conduct of live MMA events is regulated at the state level by state athletic commissions. Each state in which the GFL conducts events will require compliance with the applicable state athletic commission rules and regulations, including requirements for fighter licensing, event sanctioning, medical testing and supervision, drug testing programs, and related matters. The Company will be required to obtain the requisite approvals and licenses from applicable state athletic commissions in advance of conducting events in those jurisdictions.

As a publicly traded company on OTC Markets, the Company is also subject to the disclosure and reporting requirements applicable to OTC issuers and, following this Offering, the ongoing reporting requirements of Regulation CF. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current, pending, or threatened litigation, arbitration, or regulatory action.

Employees

The Company currently has no employees. The Company makes use of independent contractors and advisors to carry out its operations.

Perks

The Company is offering the following Perks to Investors:

1. **Access to Fight Advisory Networks**

All Investors in this Offering shall receive access to the Fight Advisory Network (F.A.N.), an exclusive community offering behind-the-scenes updates, special perks, and unique opportunities to engage with the growth of the league.

2. **Time-Based Bonus Shares of Series BB Preferred Stock and Perks:**

Funded Investment Received By:*	Perks**
11:59 P.M. Pacific Standard Time on June 17, 2026	15% bonus shares of Series BB Preferred Stock
At or after 12:00 A.M. Pacific Standard Time on June 18, 2026 and before 11:59 P.M. Pacific Standard Time on July 17, 2026	10% bonus shares of Series BB Preferred Stock
after 12:00 A.M. Pacific Standard Time on the July 18, 2026	5% bonus shares of Series BB Preferred Stock

*For purposes of this table, Funded Investment means each funded investment from an Investor made within the specified time frame in the table above in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening.
**Bonus shares of Series BB Preferred Stock shall have the same terms as the Series BB Preferred Stock issued in the Offering.

3. **Large Investor Bonus Shares of Series BB Preferred Stock and Perks**:

Funded Investment Amount Received*	Perks**
$1,000 to $4,999.99	2.5% bonus shares of Series BB Preferred Stock plus the Official Team Jersey
$5,000.00 to $9,999.99	5% bonus shares of Series BB Preferred Stock plus the Official Team Jersey and Cap
$10,000.00 to $24,999.99	8% bonus shares of Series BB Preferred Stock plus the

	GFL Founders Team Kit: Official Team Jersey, Cap, Hoodie and T-Shirt
$25,000.00 to $49,999.99	10% bonus shares of Series BB Preferred Stock plus the GFL Founders Team Kit: Official Team Jersey, Official Team Shorts, Cap, Hoodie and T-Shirt
$50,000.00 to $99,999.99	12% bonus shares of Series BB Preferred Stock plus - GFL Founders Team Kit: Official Team Jersey, Official Team Shorts, Cap, Hoodie, T-Shirt and Polo - Two (2) Front Row VIP Event Ticket - Athlete Meet-and-Greet
$100,000.00 and above	15% bonus shares of Series BB Preferred Stock plus: - Official Team Jersey, Official Team Shorts, Cap, Hoodie, T-Shirt and Polo - Flights & Accommodations for Two (2) to One Event - Front Row VIP tickets (2) - Athlete Meet-and-Greet - In Cage Presentation

*For purposes of this table, Funded Investment Amount means the aggregate of all funded investments from an Investor in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening. For the sake of clarity, multiple investments may be aggregated in determining whether the Funded Investment Amount threshold has been met.
** Bonus shares of Series BB Preferred Stock shall have the same terms as the Series BB Preferred Stock issued in the Offering.

4. **Webinar Attendee Bonus Shares of Series BB Preferred Stock**

Each Investor who attends any Global Fight League webinar for at least thirty (30) minutes shall receive 5% bonus shares of Series BB Preferred Stock on a one-time incentive basis "the "**Webinar Attendee Bonus**"). Attendance will be verified against the attendance records of the webinar platform. A recording of each webinar will be posted on the Offering landing page following the event for those unable to attend a live webinar. Attending either a live webinar or recording will qualify for the Webinar Attendee Bonus subject to verification. The Webinar Attendee Bonus will be applied to the Investor's aggregate Funded Investment Amount (as defined above) in the Offering, whether funded before or after the applicable webinar. An Investor may receive the Webinar Attendee Bonus only once, regardless of the number of webinars attended. Bonus shares of Series BB Preferred Stock shall have the same terms as the Series BB Preferred Stock issued in the Offering.

For the sake of clarity, Time-Based Bonus Shares, Large Investor Bonus Shares and Webinar Attendee Bonus Shares can be stacked together, provided, however, that the aggregate bonus shall not exceed thirty-five percent (35%) of the base shares purchased by the applicable Investor. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. The Perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date and time of the signed subscription will be used to assign Perks.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares or the Perks, and will not receive any compensation related to the Bonus Shares or Perks.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. The risks discussed below are not the only ones facing our business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

We are pre-revenue and have a limited operating history as a sports league.

The GFL has not yet generated revenue from league operations and has a limited operating history as a sports organization. The GFL has not yet conducted any live competitive events, executed media rights agreements, or generated revenue from league operations. The $100,000 in revenue reported for the fiscal year ended December 31, 2025 was attributable to the Company's prior business activities before the acquisition of GFL and the transition to current operations. Our scope of operations since the acquisition has been limited to organizational development, leadership recruitment, brand and league design, and capital-raising efforts. Due to our limited operating history, we have limited insight into trends that may emerge and affect our business. Early-stage companies like us frequently encounter unanticipated risks, uncertainties, and difficulties. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. The Company has incurred net losses to date, and there is no assurance that we will generate revenue or be profitable in future years. You should evaluate the Offering described in this Form C/A in view of the possible delays, additional expenses, and other unforeseen complications that are often encountered by new business ventures.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, including hosting its inaugural season, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, our early stage of development, the highly competitive and capital-intensive nature of the sports and entertainment industry, and present and future market conditions. Our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our development or operational programs, which may materially harm our business, financial condition and results of operations.

A substantial majority of the Company may be owned by the Co-Founders and they will exercise significant voting control.

Prior to the Offering, Co-Founders beneficially own a majority of the Issuer. Subject to any fiduciary duties owed to other stockholders under Nevada law, the Co-Founders may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Issuer transactions, and will have significant control over the Issuer's management and policies. These Co-Founders may have interests that are different from yours. For example, the Co-Founders may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Issuer or otherwise discourage a potential acquirer from attempting to obtain control of the Issuer, which in turn could reduce the price potential investors are willing to pay for the Issuer. In addition, the Co-Founders could use their voting influence to maintain the Issuer's existing management, delay or prevent changes in control of the Issuer, issue additional securities which may dilute you, repurchase securities of the Issuer, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

We operate in a highly competitive sports and entertainment industry.

The sports and entertainment industry is intensely competitive. The GFL competes for athletes, fans, media rights, sponsorship dollars, and capital against the UFC, PFL, Bellator, ONE Championship, and numerous other established and emerging MMA promotions, as well as other professional sports leagues and entertainment alternatives. Many of our competitors have substantially greater financial resources, established brand recognition, existing media relationships, larger rosters of elite athletes, and longer track records than we do. There can be no assurance that the GFL will be able to compete successfully against these organizations, attract sufficient fan interest, or secure the media or sponsorship agreements necessary to achieve profitable operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We may be unable to attract and retain elite athletes.

The quality of competition and the commercial attractiveness of the GFL depend significantly on our ability to attract and retain elite MMA athletes. Many top-ranked fighters have existing contractual relationships with other promotions, including multi-year exclusive agreements. The GFL may be unable to sign the athletes necessary to attract fan interest or secure the media and sponsorship agreements that require a certain level of athletic talent. Additionally, fighter injuries, retirements, or losses to competing promotions could adversely affect the league's competitive quality and commercial appeal.

We may be unable to secure media rights or distribution agreements on favorable terms, or at all.

The commercial success of a professional sports league depends critically on its ability to distribute content through broadcast, cable, and digital streaming platforms. The GFL has not yet executed any media rights or distribution agreements. Media rights negotiations with established broadcasters and streaming platforms are competitive and heavily favor counterparties with established sports audiences and ratings histories. There can be no assurance that the GFL will be able to secure media rights agreements on commercially acceptable terms, or at all. Without meaningful media distribution, the GFL may be unable to grow its fan base, attract sponsors, or generate sufficient revenue to achieve profitability.

There is no assurance of market acceptance of the GFL format.

While the Company believes that the team-based franchise model addresses an unmet need in the MMA industry, there can be no assurance that fans, athletes, broadcasters, sponsors or digital distribution partners will embrace the GFL format or that consumers will adopt the product at levels sufficient to support ticket sales, sponsorship revenue, media rights revenue or long-term franchise value. If the Company is unable to build and retain a sufficiently engaged audience, secure meaningful distribution and commercial partnerships, or achieve the product selling price and structure required for the Company to be profitable, its revenue prospects, growth strategy and ability to achieve profitability would be materially adversely affected. This would also adversely affect the Company's ability to raise additional funds and will lessen the likelihood of the Company's success.

The Company may be unable to execute its inaugural season on the timeline or budget contemplated.

The Company's current business plan requires it to finalize fighter rosters, negotiate athlete agreements, secure venues, engage production and broadcast resources, coordinate travel and event logistics, launch marketing campaigns, and prepare for inaugural events in multiple markets. Each of these steps is operationally complex, interdependent and potentially expensive. Delays, cancellations, cost overruns, injuries, vendor failures, or an inability to secure suitable venues or production partners could postpone or prevent the launch of events, require the Company to spend more capital than anticipated, and materially adversely affect its business, financial condition and results of operations.

We rely on third parties to provide services essential to the success of our business.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights, to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel, including our Founder and Commissioner, Executive Chairman, and senior advisors. These persons may not devote their full time and attention to the matters of the Company, as certain key members of leadership also have outside business commitments. Moreover, these individuals could voluntarily cease working with the Company or become disabled. The loss of all or any of our key leadership could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan. However, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We may face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions, including assumptions regarding MMA market size and growth, fan willingness to adopt a new team-based league format, the Company's ability to execute on its event production and media strategies, and the availability of capital and commercial partnerships on acceptable terms. No assurance can be given regarding the attainability of any financial projections. Management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. There has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and lacks the financial controls and procedures of fully reporting public companies.

Although GFL is publicly traded on OTC Markets, the Company does not have the internal control infrastructure that would meet the standards of a full reporting public company subject to the Sarbanes-Oxley Act of 2002. The Company is not currently subject to the Sarbanes-Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as an early-stage company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. As a promoter and organizer of live MMA events, the Company will be subject to the jurisdiction and regulation of state athletic commissions in every state in which it conducts events. State athletic commissions regulate event sanctioning, fighter licensing, medical requirements, drug testing, and other aspects of combat sports events. Changes in these regulations, or the loss of sanctioning in a key market, could materially and adversely affect the Company's ability to conduct events. Additionally, as a publicly traded issuer, the Company is subject to OTC Markets and federal securities law requirements.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of international, federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Global crises and geopolitical events can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19 or a similar pandemic, in the human population could result in a widespread health crisis that adversely affects us and our event operations. Additionally, geopolitical events such as wars or conflicts could result in global disruptions to supply chains, political uncertainty, and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States and the other markets in which we plan to operate, resulting in an economic downturn that could reduce the demand for our events and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The Company's prior history of name changes and different business activities may create uncertainty for investors.

The Company has undergone multiple name changes since its incorporation, each reflecting a substantive change in business direction. The Company was incorporated in Nevada on August 17, 2010 as Louisiana Food Company, was renamed MMA Global, Inc. by Certificate of Amendment filed February 28, 2018, was renamed Zuki Inc. by Certificate of Amendment filed July 30, 2021, and was most recently renamed GFL Sports & Entertainment, Inc. by Certificate of Amendment effective December 31, 2025. The Company's current operations as the developer and operator of the Global Fight League represent a departure from all prior business activities. This history of business pivots may create skepticism among investors, media partners, commercial partners, or other stakeholders whose support is necessary to the league's success, and there can be no assurance that such skepticism will not adversely affect the Company's ability to raise capital or execute its business plan.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Issuer conducted a Reservation Campaign (also known as "Testing the Waters") prior to this Offering, and certain communications in connection with that campaign did not expressly include all of the language prescribed by Rule 206 of Regulation Crowdfunding.

Prior to filing this Form C/A, the Issuer engaged in a Reservation Campaign permitted under Regulation Crowdfunding (17 CFR § 227.206), which allows issuers to communicate with prospective investors to gauge interest in a potential offering. All communications made in connection with a Reservation Campaign are deemed offers of securities for purposes of the anti-fraud provisions of federal securities laws. While these communications were intended to comply with Rule 206 and conveyed the substantive information required thereunder, certain communications did not expressly reference that purchases may only be made through an intermediary's platform or that no part of the purchase price may be received prior to the filing of the offering statement. Any investor who expressed interest prior to this Offering should read this Form C/A carefully and rely only on the information provided herein. The communications sent to prospective investors prior to this Offering are attached as Exhibit H.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis, and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C/A or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one at an early stage without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Company shall pay the Intermediary a fee of 8.5% of the dollar amount raised in the Offering. The compensation paid by the Company to the Intermediary may impact how the Company uses the net proceeds of the Offering.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline and/or increase the Maximum Offering Amount.

The Company may extend the Offering Deadline and/or increase the Maximum Offering Amount beyond what is currently stated herein. For an extension of the Offering Deadline, this means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you. For an increase in the Maximum Offering Amount, this means that additional amounts may be raised by the Company which would also increase the number of shares outstanding and dilute shareholders.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering — it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

A Secondary Capital Raise of $10,000,000 or More Could Trigger Immediate Repayment Obligations Under the Company's Outstanding Convertible Notes.

Both of the Company's outstanding convertible promissory notes, which are held by United One Equities LLC (principal amount of $1,000,000) and Paglinawan Hawaiian Trust (principal amount of $104,087), provide that all outstanding principal and accrued interest shall become due and payable upon demand by the holder following the earlier of (a) the closing of any transaction or series of related transactions principally for bona fide equity financing purposes totaling at least $10,000,000 (a "Secondary Capital Raise") or (b) December 31, 2027. If the Company completes a Secondary Capital Raise, the holders of these notes could demand immediate repayment of the aggregate outstanding balance, currently approximately $1,104,087 in principal plus accrued and unpaid interest. Any such repayment obligation could divert funds away from operations and the uses of proceeds described in this Form C/A and could materially and adversely affect the Company's liquidity, financial condition, and ability to execute its business plan. See "Debt" and "Transactions with Related Persons and Conflicts of Interest."

The Concurrent Conduct of This Offering and a Regulation D Offering May Create Integration, Structuring and Disclosure Risks.

The Company is conducting this Offering concurrently with a Regulation D private placement. Although the federal securities laws provide frameworks intended to distinguish exempt offerings conducted under different exemptions, the simultaneous conduct of multiple offerings may create integration, structuring and disclosure risks. The existence of a concurrent offering may affect the timing, terms, capital structure implications and aggregate amount of capital raised by the Company. There can be no assurance that the Company will be able to complete both offerings simultaneously or on the terms currently contemplated. Any changes to the concurrent Regulation D offering, or any determination by a court or regulatory authority that the offerings should be integrated or viewed together for certain purposes under the Securities Act or applicable state securities laws, could adversely affect this Offering, the validity of the exemptions relied upon, and the Company's overall financing strategy.

Risks Related to the Securities

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. Although GFL's Common Stock is currently traded on OTC Markets (i.e. ticker: GFLE), the Series BB Preferred Stock issued pursuant to this Offering are a separate and distinct class of securities and will be subject to the transfer restrictions of Regulation CF. These Securities cannot be resold in the United States during the one-year holding period except pursuant to Rule 501 of Regulation CF. Importantly, the fact that the Company's Common Stock trades on OTC Markets does not provide any liquidity for the Series BB Preferred Stock during this holding period. The Series BB Preferred Stock is not listed or traded on any market. During the one-year lock-up period, the Company's Common Stock will continue to trade on OTC Markets, which means that holders of Common Stock - including holders who acquired shares prior to this Offering - may freely buy and sell Common Stock in the open market while Series BB Preferred Stock Investors remain subject to the transfer restriction. This may create situations where the OTC market price of Common Stock moves materially during a period when Series BB Preferred Stock Investors cannot sell or transfer their Securities. Upon expiration of the one-year holding period, any transfer of Series BB Preferred Stock or Common Stock received upon conversion thereof will require compliance with applicable federal and state securities laws, including Rule 144 under the Securities Act if applicable. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The Company's Common Stock is quoted on OTC Markets and may experience volatility that is not indicative of the value of the Series BB Preferred Stock.

The Company's Common Stock is quoted on OTC Markets, which may involve limited liquidity, intermittent trading activity and significant price volatility. The market price of the Common Stock may fluctuate for reasons unrelated to the Company's operating performance and should not be viewed as indicative of the value, marketability or liquidity of the Series BB Preferred Stock offered hereby. The Series BB Preferred Stock is a different class of security with different rights and transfer restrictions, and any value ultimately realized by Investors may differ materially from any quoted market price of the Common Stock.

The Securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to reaquire the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Voting Rights

Each share of Series BB Preferred Stock issued in this Offering carries one (1) vote per share, voting together with Common Stock as a single class on all matters submitted to stockholders. Because Investors in this Offering will hold a minority of the combined voting power, they will have limited ability to influence the outcome of any stockholder vote, including votes on additional issuances of securities, election of directors, and approval of significant Company transactions.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C/A and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Series BB Preferred Stock and the Common Stock of the Company are subject to significant dilution risk from multiple sources, including the potential conversion of outstanding Series AA Preferred Stock into Common Stock, the potential conversion of the Company's outstanding convertible promissory notes into Series AA Preferred Stock (and thereafter into Common Stock), the conversion of Securities issued in this Offering into Common Stock, the exercise of outstanding stock options, the issuance of up to 10,000,000 shares of Common Stock reserved for issuance to C-level executives and athletes under the Company's 2025 Equity Incentive Plan, and future equity issuances to employees and third-party financing sources in amounts that are uncertain at this time. As a consequence, holders of the Securities will be subject to dilution in an unpredictable amount, which may reduce an Investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering, and the availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict its future capital requirements or that additional funds will be available from any source. The Company may be required to raise additional capital at prices unfavorable to existing Investors, and failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

If the Company Is Unable to Repay Its Outstanding Convertible Notes Following a Trigger Event, the Note Holders May Elect to Convert Into Series AA Preferred Stock, Which Could Result in Significant Dilution and Concentration of Voting Control.

If a repayment trigger occurs under the Company's outstanding convertible promissory notes and the Company does not have sufficient funds to repay the aggregate outstanding balance, the holders may elect, during the sixty (60)-day period immediately preceding the Maturity Date, to convert all or a portion of the outstanding principal and accrued interest into shares of Series AA Preferred Stock at a conversion price of $20.00 per share. Based on the current aggregate outstanding balance of approximately $1,119,210, such conversion could result in the issuance of approximately 55,960 additional shares of Series AA Preferred Stock. Each share of Series AA Preferred Stock is convertible at the holder's election into 1,000 shares of Common Stock, meaning that full conversion of such additional Series AA Preferred Stock could result in the issuance of up to approximately 55,960,000 shares of Common Stock, representing substantial dilution to existing holders of Common Stock and to Investors purchasing Series BB Preferred Stock in this Offering. In addition, because each share of Series AA Preferred Stock carries significant voting rights, any such conversion could concentrate substantial voting power in the hands of the note holders. One of the note holders, United One Equities LLC, is managed by Shawn Wright, who also serves as the Company's Chief Executive Officer, Secretary and a Director. As a result, any such conversion could further increase the voting control of an affiliate of management, which may create conflicts of interest and could adversely affect the interests of Investors in this Offering.

Our valuation and our offering price have been established internally and are difficult to assess.

Although our Common Stock is quoted on OTC Markets, there is no established trading market for the Series BB Preferred Stock being offered in this Offering. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. In addition, the market price of our Common Stock should not be viewed as indicative of the value of the Series BB Preferred Stock, which is a different class of securities with different rights, preferences, and liquidity characteristics. We cannot guarantee that the Series BB Preferred Stock can be resold at the offering price or at any other price The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Series BB Preferred Stock at $1.00 per share, plus a 3.5% Investor Processing Fee (see "*Offering*" for further details on this fee). The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Processing Fee may not count toward your cost basis for tax purposes.
The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee for your return of investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C/A and/or incorporated by reference in this Form C/A, including without limitation the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C/A filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C/A.

The purpose of this Offering is to generate additional capital to fund the development and launch of the Global Fight League, including event production, marketing and fan engagement, athlete programs, media rights development, and general working capital. See "*Use of Proceeds*" section for more information.

The Offering

Minimum Target Offering Amount	$10,000.17
Name of Securities	Series BB Preferred Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	9,662
Maximum Offering Amount	$1,235,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,234,500*
Price Per Security	$1.00**
Minimum Individual Investment Amount	$1,035.00+
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits)
Offering Deadline	September 30, 2026
Use of Proceeds	See the section entitled "*Use of Proceeds*" hereof.
Voting Rights	One vote per Preferred share See the description of the voting and control rights hereof.

*Does not include Bonus Shares of Series BB Preferred Stock that may be issued to Investors as detailed in the "Perks" section herein. The maximum number of Bonus Shares to be issued is 370,350 shares of Series BB Preferred Stock.

**Does not include the Investor Processing Fee of three and one-half percent (3.5%) of the Investor's investment amount charged to each Investor by the Company. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-

hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials, unless previously accepted as part of a rolling close.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C/A. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,000.17, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $1,235,000, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Progress Updates

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

Intermediary Information

The Intermediary for the Company is DealMaker Securities LLC ("DealMaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC and its affiliates, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $50,000 advance setup fee and $15,000 monthly fee for the use of the platform and marketing services paid to DealMaker Securities LLC and its affiliates. Additionally, the Issuer must reimburse certain expenses related to the Offering.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-personal information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised+	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised+
Intermediary Fees	8.5%	$850	8.5%	$104,975
Event Production & Broadcast (1)	18.5%	$1,850	18.5%	$228,475
Marketing & Fan Acquisition (2)	15%	$1,500	15%	$185,250
Athlete Compensation & Performance Programs	30%	$3,000	30%	$370,500
League Operation & Team Payroll (4)	13%	$1,300	13%	$160,550
Technology & Media Platform Development (5)	10%	$1,000	10%	$123,500
General Working Capital (6)	5%	$500	5%	$61,750
Total	100%	$10,000	100%	$1,235,000

+These figures are rounded to the nearest whole dollar.

*In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary and its affiliates will also receive a one-time $50,000 payment and a $15,000 monthly fee for the use of the platform and marketing services. Additionally, this figure excludes fees to the Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three and one-half percent (3.5%) of the Investor's investment amount, capped at $500 per investment, which is not reflected in the table above.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above:

(1) **Event Production & Broadcast**. These proceeds will be used to fund the production and broadcast costs of GFL fight card events, including venue rental, production crew, sanctioning fees, event insurance, logistics, and related expenses associated with securing venues and preparing for inaugural events in New York, Los Angeles, Miami, and London.

(2) **Marketing & Fan Acquisition**. These proceeds will be used to fund marketing campaigns, brand development, digital media, social media, and fan acquisition initiatives designed to build GFL audience awareness, expand fan engagement, and support ticket sales for inaugural league events.

(3) **Athlete Compensation & Performance Programs**: Proceeds will be used to support athlete-related costs, including recruitment, contract structuring, and performance-related programs, as well as broader league development initiatives tied to roster formation and athlete engagement.

(4) **League Operation & Team Payroll**. These proceeds will be used to hire additional personnel and support team payroll and operational infrastructure required for GFL league administration, event execution, and day-to-day management functions in advance of inaugural events.

(5) **Technology & Media Platform Development**. These proceeds will be used to develop and support the Company's technology and media platform, including digital infrastructure, content distribution capabilities, and initiatives designed to build media and distribution partnerships for the GFL's inaugural season.

(6) **General Working Capital**. These proceeds will be used for Company operating expenses, including, but not limited to, salaries, rent and office expenses, legal and accounting fees, and other general administrative expenses related to supporting the Company's ongoing operations and league launch activities.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering shares of Series BB Preferred Stock ("Series BB Preferred Stock") in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by September 30, 2026 (the "Offering Deadline"). If the sum of investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no securities will be sold, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that investors review this Form C/A and the Subscription Agreement in Exhibit C, together with all attachments and exhibits, in conjunction with the following summary information.

Securities	Series BB Preferred Stock, convertible into Common Stock beginning one (1) year after the Offering closes at the lower of (i) the 20-day average market price of the Common Stock at the time of conversion or (ii) $0.20 per share, subject to a floor of $0.05 per share
Target Offering Amount	$10,000
Maximum Offering Amount	$1,235,000
Purchase Price Per Share	$1.00 (does not include any Investor Processing Fee)
Minimum Investment	$1,000 per investor (plus a $35.00 Investor Processing Fee)
Offering Deadline	September 30, 2026

In addition to the Subscription Agreement, the primary documents governing the voting and rights of investors holding the Securities are the Company's Amended and Restated Articles of Incorporation ("A&R COI"), attached as Exhibit D, and the Company's Bylaws ("Bylaws"), attached as Exhibit E (together, the "Company Governing Documents"). All statements in this Form C/A regarding voting and control of the Securities are qualified in their entirety by reference to the Company Governing Documents.

Restrictions on Transfer

Securities sold in this Offering pursuant to Regulation CF may not be transferred by any investor during the one-year period beginning on the date the Securities are issued, unless transferred: (1) to the Company; (2) to an accredited investor as defined by Rule 501(d) of Regulation D; (3) as part of a registered public offering; or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a family member of the investor, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-, father-, daughter-, son-, sister-, or brother-in-law, and includes adoptive relationships.

Prior to any transfer of the Securities or any capital stock into which they are convertible, the transferring investor must either make such transfer pursuant to an effective registration statement filed with the SEC, or provide the Company with an opinion of counsel reasonably satisfactory to the Company that a registration statement is not required. Upon an IPO, the capital stock may be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Investors should be aware that even where a transfer is legally permissible, there is no guarantee that another party will be willing to purchase the Securities.

Description of Securities

The Offering Security

The Company is offering shares of its Series BB Convertible Preferred Stock ("Series BB") at a purchase price of $1.00 per share. The minimum offering amount is $10,000 and the maximum offering amount is $1,235,000, which would result in the issuance of up to approximately 1,234,500 shares of Series BB (reflecting the 3.5% investor processing fee). Series BB is a newly designated series of preferred stock being created for this Offering. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may undertake early closings on a rolling basis while continuing to accept investment commitments up to the Maximum Offering Amount.

Conversion

Each share of Series BB is convertible into shares of Common Stock at the election of the holder beginning one (1) year after the date the Offering closes. The conversion price equals the lower of (i) the 20-day average market price of the Common Stock at the time of conversion or (ii) $0.20 per share, subject to a floor of $0.05 per share. Fractional shares resulting from conversion will be rounded up to the nearest whole share.

The following table illustrates how the conversion ratio operates at different Common Stock market prices:

Common Stock Price	Conversion Price	Series BB Shares Converted	Common Shares Received
$1.00	$0.20	1	5
$0.25	$0.20	1	5
$0.15	$0.15	1	7* (rounded up from 6.67)
$0.05	$0.05	1	20
$0.01	$0.05	1	20

* When the 20-day average market price of the Common Stock is below $0.20 but at or above $0.05, the conversion price equals that market price. When the 20-day average market price is below $0.05, the conversion price is fixed at $0.05 (the floor).

At the minimum conversion price of $0.20, each share of Series BB converts into 5 shares of Common Stock. If the market price of the Common Stock falls below $0.20 but remains at or above $0.05, the number of Common shares issued per Series BB share will be higher (for example, 7 shares at a $0.15 market price). If the market price falls below $0.05, the conversion is capped at 20 shares of Common Stock per Series BB share. Lower conversion prices result in greater dilution to existing shareholders.

Holders of Series BB Preferred Stock may not convert their shares into Common Stock during the first one (1) year following the closing date of the Offering. After this one-year period, conversion may be elected at any time at the holder's discretion.

If the market price of the Common Stock is below $0.20 at the time of conversion, the number of Common shares issued per Series BB share will be higher, which will result in greater dilution to existing shareholders.

Liquidation Rights

Upon any liquidation, dissolution, or winding up of the Company, holders of Series BB are entitled to receive $1.00 per share before any distribution is made to holders of Common Stock. Series BB ranks junior to Series AA Preferred Stock (liquidation preference of $5.00 per share) and Series A Preferred Stock (liquidation preference of $1.00 per share), both of which must be paid in full before Series BB holders receive any distribution. Series BB ranks equally with Series B Preferred Stock (liquidation preference of $2.00 per share) in the second tier of the liquidation waterfall. A merger, consolidation, or sale of assets that does not result in the actual winding up of the Company and distribution of assets to stockholders is not treated as a liquidation for these purposes.

Voting Rights and Dividends

Each share of Series BB Preferred Stock carries one (1) vote per share, voting together with Common Stock as a single class on all matters submitted to stockholders. Holders of Series BB Preferred Stock are not entitled to receive dividends.

Transfer Restrictions

The Series BB shares sold in this Offering are subject to the transfer restrictions described above under "Restrictions on Transfer." No public trading market for Series BB currently exists, and there is no assurance that one will develop.

Determination of Offering Price

The offering price of $1.00 per share was determined by the Company's board of directors. The price was not established by an independent valuation and does not necessarily reflect the book value, asset value, or market value of the Company.

Capital Structure

The following table summarizes the Company's capital stock as of May 13, 2026, the initial filing date of the Form C. The Series BB row reflects the maximum number of shares issuable if the Maximum Offering Amount is raised.

Class	Authorized	Outstanding	Issue Price	Liquidation Preference	Waterfall Priority
Common Stock	275,000,000	55,940,229	N/A	None	Residual
Series AA Preferred	5,000,000	0	N/A	$5.00/share	First (pari passu with Series A)
Series A Preferred	2,000,000	235,816	$1.00	$1.00/share	First (pari passu with Series AA)
Series B Preferred	1,000,000	572,500	$2.00	$2.00/share	Second (pari passu with Series BB)
Series BB Preferred (this Offering)	5,000,000	Up to 1,234,500	$1.00	$1.00/share	Second (pari passu with Series B)

The Company has also issued 30,925,000 options to purchase Common Stock under its 2025 Stock Option Plan, with 9,075,000 additional shares reserved for future grants. No options have been exercised to date.

Outstanding Capital Stock

As of May 13, 2026, the initial filing date of the Form C, the Issuer's outstanding capital stock consists of the following:

Common Stock

Type	Common Stock
Amount Outstanding	55,940,229
Par Value Per Share	$0.00001
Voting Rights	1 vote per share. No holder of Common Stock has the right to cumulate votes.
Anti-Dilution Rights	None
How this security may limit, dilute, or qualify the Securities offered in this Offering	The Issuer may issue additional shares of Common Stock at a later date. The issuance of such additional shares would be dilutive and could adversely affect the value of the Series BB Preferred Stock issued in this Offering.

Percentage ownership on a fully diluted basis (pre-Offering)	62.57%

Series AA Preferred Stock

Type	Series AA Preferred Stock
Amount Outstanding	0
Par Value Per Share	$0.00001
Voting Rights	One Thousand (1,000) votes per share, with the right without prior notice to common stockholders to remove and appoint members to the Board of Directors, Officers, Custodian and to amend the Certificate of Incorporation and upon any other matter.
Anti-Dilution Rights	None
Other Rights	1. Dividends: No dividend rights. 2. Conversion: 1,000 shares of Common Stock per Series AA share, holder's election. Conversion ratio increases proportionately with forward stock splits and is not reduced by reverse splits. 3. Liquidation preference of $5.00 per share, pari passu with Series A, senior to Series B, Series BB, and Common Stock.
How this security may limit, dilute, or qualify the Securities offered in this Offering	No shares of Series AA are currently outstanding. Series AA shares may only be issued if the Company's outstanding convertible notes remain unpaid at maturity, at which point each noteholder may elect during the 60-day period preceding December 31, 2027 to convert the outstanding balance into Series AA at $20.00 per share. The Company intends to repay both notes. If conversion occurs, holders of Series BB would experience significant dilution.
Percentage ownership on a fully diluted basis	Not applicable. No shares of Series AA are currently outstanding. Series AA shares are issuable only upon non-payment of the convertible notes at maturity. See "Convertible Promissory Notes" below.

Series A Preferred Stock

Type	Series A Preferred Stock
Amount Outstanding	235,816
Par Value Per Share	$0.00001
Voting Rights	One vote per share
Anti-Dilution Rights	None
Other Rights	1 Dividends: No dividend rights 2.Conversion: lower of $0.20 per share or 20-day average market price of Common Stock. At $0.20, converts at 5:1 (235,816 shares into 1,179,080 Common shares). Conversion ratio increases if market price is below $0.20. 3. Liquidation preference of $1.00 per share, pari passu with Series AA, senior to Series B, Series BB, and Common Stock.
How this security may limit, dilute, or qualify	The Issuer may issue additional shares of Series A Preferred Stock at a later date. The issuance of such additional shares, or the conversion of outstanding Series A

the Securities offered in this Offering	shares into Common Stock, would be dilutive and could adversely affect the value of the Series BB Preferred Stock issued in this Offering.
Percentage ownership on a fully diluted basis (pre-Offering)	1.32%

Series B Preferred Stock

Type	Series B Preferred Stock
Amount Outstanding	572,500
Par Value Per Share	$0.00001
Voting Rights	No voting rights.
Anti-Dilution Rights	None
Other Rights	1. Dividends: No dividend rights. 2. Conversion: fixed at $0.50 per share of Common Stock, 4:1 ratio (572,500 shares into 2,290,000 Common shares). 3. Liquidation preference of $2.00 per share, junior to Series AA and Series A, pari passu with Series BB in the second tier.
How this security may limit, dilute, or qualify the Securities offered in this Offering	The Issuer may issue additional shares of Series B Preferred Stock at a later date. The issuance of such additional shares, or the conversion of outstanding Series B shares into Common Stock, would be dilutive and could adversely affect the value of the Series BB Preferred Stock issued in this Offering.
Percentage ownership on a fully diluted basis (pre-Offering)	2.56%

Outstanding Options, Convertible Notes, and Warrants

The Company has the following outstanding options and convertible notes:

Options to Purchase Common Stock

Type	Options to Purchase Common Stock
Shares Issuable Upon Exercise	30,925,000 shares of Common Stock, comprised of: i) 20,000,000 options granted to Jeffrey Pollack; and ii) 10,000,000 options granted to Scott Parker; each at an exercise price of $0.09547 per share. iii) 925,000 options granted in February 2026 to various recipients at an exercise price of $0.0999 per share, each with a 10-year term and subject to vesting schedules. An additional 9,075,000 shares are reserved under the Plan for future grant to key executives, athletes, and others.
Voting Rights	Holders of options are not entitled to vote.
Anti-Dilution Rights	None

Material Terms	Each option, upon exercise, grants the holder the right to purchase one share of Common Stock at the applicable exercise price: $0.09547 per share for the 2025 grants and $0.0999 per share for the February 2026 grants
How this security may limit, dilute, or qualify the Securities offered in this Offering	The exercise of outstanding options, or the issuance and exercise of additional options, would result in the issuance of additional shares of Common Stock, which would be dilutive and could adversely affect the value of the Series BB Preferred Stock issued in this Offering.
Percentage ownership on a fully diluted basis (pre-Offering)	33.55%

Convertible Promissory Notes

Type	Convertible Promissory Notes
Principal Amount Outstanding	$1,104,087 (aggregate; current outstanding balance including accrued interest: $1,119,210)
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Two amended and restated convertible promissory notes, each bearing interest at 8% per annum (simple interest), maturing December 31, 2027 or upon a Secondary Capital Raise of $10,000,000 or more in any transaction or series of related transactions. Note No. 1 (United One Equities LLC; Shawn Wright, Manager) is a related-party transaction. See "Debt" and "Transactions with Related Persons and Conflicts of Interest." If unpaid at maturity, each holder may elect during the preceding 60-day window to convert into Series AA Preferred Stock at $20.00 per share, each share of which converts into 1,000 shares of Common Stock. The Company intends to repay both notes. No Series AA shares are currently outstanding.
Interest Rate	8% per annum (simple interest)
How this security may limit, dilute, or qualify the Securities offered in this Offering	If repaid, no dilution occurs. If converted in full, the aggregate outstanding balance of $1,119,210 would yield approximately 55,960 Series AA shares, convertible into approximately 55,960,000 shares of Common Stock.
Percentage ownership on a fully diluted basis*	Not applicable.* The conversion right under these notes arises only upon non-payment at maturity and is not a currently exercisable equity interest. The potential dilutive effect of conversion is described in the "How this security may limit, dilute, or qualify" row above and in the "Dilution" section.

* Attributing a fully diluted percentage assumes non-repayment and full conversion of both notes, which the Company does not currently anticipate. If the notes are repaid at or before maturity, this dilution will not occur.

Voting and Control

The Series BB Preferred Stock issued in this Offering carries one vote per share.

The voting rights of each other class of the Company's capital stock are as follows:

- Common Stock: 1 vote per share. No holder of Common Stock has the right to cumulate votes.
- Series A Preferred Stock: One vote per share.

- Series AA Preferred Stock: One Thousand (1,000) votes per share (super voting), with the right to remove and appoint members of the Board of Directors, Officers, and Custodian, and to amend the Certificate of Incorporation and upon any other matter, without prior notice to common stockholders.
- Series B Preferred Stock: No voting rights.

The Issuer does not have any voting agreements in place. The Issuer does not have any shareholder or equity holder agreements in place.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that investors may eventually hold in the Company.

Purchasers of Series BB shares will experience dilution of their ownership interest upon conversion of their shares into Common Stock and upon conversion or exercise of other outstanding securities. The principal sources of potential dilution are as follows:

- Series BB conversion. At the $0.20 conversion price, the maximum 1,234,500 Series BB shares issuable in this Offering would convert into up to 6,172,500 shares of Common Stock. If the market price of the Common Stock is below $0.20 at the time of conversion, additional shares would be issuable.
- Series A conversion. The 235,816 outstanding shares of Series A Preferred Stock are convertible on the same terms as Series BB (lower of $0.20 or 20-day average market price). At $0.20, Series A would convert into approximately 1,179,080 additional shares of Common Stock.
- Series B conversion. The 572,500 outstanding shares of Series B Preferred Stock are convertible at a fixed price of $0.50 per share of Common Stock, resulting in up to 2,290,000 additional shares of Common Stock upon full conversion.
- Convertible notes. The Company's two outstanding convertible promissory notes mature on December 31, 2027. The Company intends to repay both notes. If the notes remain unpaid at maturity, each holder may elect to convert the outstanding balance into Series AA Preferred Stock at $20.00 per share during the 60-day window preceding maturity. Each resulting share of Series AA would then be convertible into 1,000 shares of Common Stock. Full conversion at the current outstanding balance of $1,119,210 would result in the issuance of approximately 55,960,000 shares of Common Stock. See "Debt" and "Transactions with Related Persons."
- Stock options. The Company has issued 30,925,000 options to purchase Common Stock under its 2025 Stock Option Plan: 30,000,000 granted in 2025 (20,000,000 to Jeffrey Pollack and 10,000,000 to Scott Parker, each at an exercise price of $0.09547 per share), and 925,000 granted in February 2026 to various recipients at an exercise price of $0.0999 per share, each with a 10-year term and subject to vesting schedules. An additional 9,075,000 shares remain reserved for future grants under the Plan. No options have been exercised to date.

The actual dilution experienced by any investor will depend on the conversion prices in effect at the time of conversion, the number of shares sold in this Offering, and other factors outside the Company's control.

What it Means to be a Minority Holder

Investors in the Series BB Preferred Stock offered in this Offering will hold a minority interest in the Company. The aggregate voting power held by Series BB Preferred Stock investors at maximum offering size will represent a small minority of the Company's total voting power. Minority holders generally have limited ability to affect the outcome of matters requiring stockholder approval, including additional issuances of securities, repurchases of securities, a sale of the Company or its significant assets, or transactions with related parties.

Ownership

The table below lists the beneficial owners of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Name	Amount and Type or Class Held	Percentage Ownership (voting power)
Darren Owen	20,000,000 Common Shares	35.75%

Name	Amount and Type or Class Held	Percentage Ownership (voting power)
Royal Union Trust*	15,104,002 Common Shares	27.00%

* The ultimate beneficial owners of Royal Union Trust are members of Vince Hesser's immediate family. See "Transactions with Related Persons and Conflicts of Interest."

Previous Offerings of Securities

The Company has made the following issuances of securities within the last three years:

Security Type	Amount Sold	Securities Issued	Use of Proceeds	Issue Date	Exemption
Series A Preferred Stock	$235,816	235,816 shares	General working capital and operations	January 2026	Reg. D, Rule 506(b)
Series B Preferred Stock	$1,145,000	572,500 shares	Development of the Company's business and operational buildout, including support for the GFL Draft, athlete ambassador programs, and general and administrative, marketing, and public relations activities	December 2025	Reg. D, Rule 506(b)
Convertible Notes	$1,104,087	2 notes (see Debt section)	General working capital and technology asset acquisition	Amended & Restated: Dec. 2025 (originally issued Feb. 2018)	Reg. D, Rule 506(b) / Section 4(a)(2)
Options to Purchase Common Stock	N/A	30,925,000 options	N/A	December 2025- February 2026	Rule 701

Debt

As of May 13, 2026, the initial filing date of the Form C, the Company has two outstanding convertible promissory notes. Note No. 1 was originally issued to United Bamboo LLC in October 2018 and was amended and restated in October 2025 in favor of United One Equities LLC. As part of the amendment, the lender agreed to waive $464,575 in accrued interest, reducing the balance from $1,464,575 to $1,000,000 (current outstanding balance $1,015,123 reflecting accrued interest), and the interest rate was reduced from 18% compounded quarterly to 8% simple interest per annum. Note No. 2 was originally issued to Paglinawan Hawaiian Trust in February 2018 and was amended and restated in December 2025. Both notes were extended from their original December 31, 2025 maturity date to December 31, 2027. The aggregate outstanding balance of both notes is $1,119,210. The manager of United One Equities LLC is Shawn Wright, who is also the Chief Executive Officer and a Director of the Company. See "Transactions with Related Persons and Conflicts of Interest."

Lender	Principal Outstanding	Interest Rate	Repayment Terms	Secured / Unsecured	Maturity
United One Equities LLC (Manager: Shawn Wright, Chief Executive Officer and Director)	$1,000,000 ($1,015,123 including accrued interest)	8% per annum, simple interest	Due at maturity or upon a Secondary Capital Raise of $10,000,000 or more in a single transaction or series of related transactions. If unpaid, convertible into Series AA Preferred Stock at $20.00/share during the 60-day period prior to maturity.	Unsecured	December 31, 2027
Paglinawan Hawaiian Trust (Trustee: Dunesa Hesser)	$104,087	8% per annum, simple interest	Due at maturity or upon a Secondary Capital Raise of $10,000,000 or more in a single transaction or series of related transactions. If unpaid, convertible into Series AA Preferred Stock at $20.00/share during the 60-day period prior to maturity.	Unsecured	December 31, 2027

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

1) Shawn Wright serves as Chief Executive Officer and a Director of the Company. Mr. Wright is also the Manager of United One Equities LLC, the successor holder of the first Convertible Promissory Note of February, 2018. In connection with the amendment and restatement of the aforementioned Convertible Promissory Note in October 2025, United One Equities LLC agreed to waive $464,575.09 in previously accrued interest, reducing the balance from $1,464,575 to $1,000,000 (current outstanding balance $1,015,123 reflecting accrued interest). The interest rate was also reduced from 18% compounded quarterly under the original note. The note bears simple interest at 8% per annum and matures on December 31, 2027.

2) Dunesa Hesser serves as Trustee of the Paglinawan Hawaiian Trust, the holder of the Convertible Promissory Note of February, 2018. In connection with the amendment and restatement of the aforementioned Convertible Promissory Note in October 2025, the interest rate was reduced from 18% compounded quarterly under the original note. The note bears simple interest at 8% per annum and matures on December 31, 2027. Dunesa Hesser is the spouse of Vince Hesser, Executive Chairman of the Company.

3) The Company has outstanding miscellaneous related party advances of $65,610 from Royal Union Properties LLC, an affiliated company of Royal Union Trust, which are unsecured, carry no interest rate, and are due on demand with no fixed maturity date.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit F.

Cash and Cash Equivalents

As of April 30, 2026, the Company had cash and cash equivalents of $17,747.45. Based on the Company's current monthly operating expenses, this represents a runway of approximately two months without additional funding. The proceeds from this Offering are therefore critical to the Company's near-term operations. If the Company does not raise sufficient capital in this Offering or from other sources, it may be unable to continue operations. See "*Liquidity and Capital Resources*" below.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy.

In addition to the Offering (or to supplement the Offering for any shortfall from the Maximum Offering Amount), the Issuer may concurrently undertake to raise up to an additional $3,765,000 by offering to sell securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

The offering price of $1.00 per share was determined by the Board of Directors and does not reflect an independent valuation of the Company. Investors should not interpret the offering price as indicative of the Company's current or future value. The effective price per share of Common Stock issuable upon conversion of the Series BB Preferred Stock will depend on the conversion price in effect at the time of conversion, which will be the lower of $0.20 per share or the 20-day average market price of the Common Stock at the time of conversion, subject to a floor of $0.05 per share. Conversion is not available during the first one (1) year following the closing of the Offering.

Since the conversion price is set at the lesser of $0.20 per share or the 20-day average trading price at the time of conversion, subject to a floor of $0.05 per share, this means the implied valuation at conversion will range between $4,693,557.45 (at the $0.05 floor) and $18,066,861.80 (at the $0.20 cap), depending on market conditions at the time of conversion.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit F for subsequent events and applicable disclosures.

Material Changes and Other Information

On January 29, 2026, the Company amended its Articles of Incorporation to reduce the authorized common shares from 975,000,000 shares to 300,000,000 shares.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.mmagfl.com.

The Company must continue to comply with the ongoing reporting requirements until one of the termination conditions specified in the Ongoing Reporting section above is satisfied.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

GFL Sports & Entertainment Inc.
(Issuer)

By:/s/ Shawn Wright
(Signature)

Shawn Wright
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Vince Hesser
(Signature)

Vince Hesser
(Name)

Chairman
(Title)

July 13, 2026
(Date)

/s/ Darren Owen
(Signature)

Darren Owen
(Name)

Director
(Title)

July 13, 2026
(Date)

1

/s/ Shawn Wright
_____
(Signature)

Shawn Wright
_____
(Name)

Director
_____
(Title)

July 13, 2026
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)


OWN THE FUTURE OF THE WORLD'S FASTEST-GROWING SPORT

Global Fight League (GFL) is building a team-based MMA league. We are evolving MMA beyond one-off events into enduring sports franchises. By applying the proven "major league" model to a global audience of 700M MMA fans[1], GFL is designed to grow through media, live events, and team expansion. For a limited time, investors can buy preferred stock with early access, exclusive perks, and team-based experiences.



INVEST NOW

$1.00
Share Price

$1,000.00
Min. Investment

SEC Filings   Offering Circular   Investor Education

WHY NOW

MMA IS ENTERING ITS NEXT PHASE OF GROWTH

MMA has grown into a global sport with a massive and engaged audience. While the UFC plays the leading role, the next evolution and innovation follows the proven model of the world's most valuable sports leagues: team-based competition.





700M+ MMA fans around the world



60B+ Global Sports Media Rights Market[2]

26B+ UFC video views in a single year[3]

300M+ combined audience across UFC social platforms[4]

GFL is introducing a **team-based league structure** designed for long-term fan engagement, media growth, and franchise value creation.

OPPORTUNITY

A 'MAJOR LEAGUE'

A MAJOR LEAGUE BLUEPRINT FOR MMA

Global Fight League applies the team-based structure that underpins the world's most valuable sports leagues, including the NFL, NBA, and Formula 1. By anchoring MMA to cities and seasons, GFL is designed to create durable franchise value and year-round engagement across media, events, and fans.



Shared Ownership

One of the first team-based sports leagues built to give fans, athletes, and investors ownership from day one.



City-Based Teams

Launching with flagship markets including New York, Miami, Los Angeles, and London.

Men and Women Competing as Teammates

Men and women compete as teammates, expanding opportunities for visibility, participation, and representation

---

COMPETITIVE ADVANTAGE

A NEW PATHWAY
FOR GLOBAL MMA

We're not competing for market share. We're building a new category.



UFC
Centralized, star-driven model



PFL
Direct UFC competitor



GFL
City-based teams in a unified global league



TRACTION

TEAMING UP WITH ELITE FIGHTERS, COACHES, AND MEDIA PARTNERS

GFL is building assembling the infrastructure required to launch and grow a global sports property.

Public Company Platform

Publicly traded **(OTC: GFLE)**, enabling fans and fighters to own the league from the very start

Athlete Performance & Wellness Council

World-class athletes and industry leaders actively shaping league standards and fighter development

Strategic Business Advisors

Leadership across sports, media, and finance, including collaboration with **Morgan Stanley** for athlete financial wellness

Global Production & Distribution

GFL has secured production and distribution partnerships across global markets, with additional media partnerships

Founding Athlete Recruitment

Recruitment of elite fighters and emerging fighters, team captains, and coaching staff across all four launch markets

OUR ATHLETE PERFORMANCE & WELLNESS COUNCIL MEMBERS

      

at Zingano
r Flyweight World Champion

Jessica Aguilar
Former Strawweight World Champion

Tyron Woodley
Former Welterweight World Champion

Marlon Moraes
Former Bantamweight World Champion

Benson Henderson
Former Lightweight World Champion

Burt Watson
MMA Athlete Relations Icon

Dr. Jen Welter
NFL Trailblazer & Wellness Leader

MULTI-PLATFORM DISTRIBUTION

 COMCAST   **PPV.COM**   fubo   verizon   Spectrum▶   You Tube   DIRECTV   dish   Bell

BUSINESS MODEL

OPPORTUNITIES
OUTSIDE THE OCTAGON

GFL is moving beyond MMA one-off events into a global, team-based model designed to generate recurring revenue across multiple streams.



Ticket Sales

- Intimate venues in proven MMA markets
- Disciplined, repeatable event model



Media Distribution

- Multi-platform distribution (Fubo, PPV.com, DirectTV, Triller)
- Conservative PPV pricing with achievable performance targets



Sponsorship

- League sponsorships (global partners, broadcast integration)
- Team-level sponsorships (local activation, in-market activation)





Team Merchandise

- Teams create identity, loyalty, and merchandise demand
- Recurring, high-margin revenue stream

Franchise Model & Expansion

- Limited number of teams creates scarcity
- Expansion and team sales in new markets with best-in-class ownership groups

GLOBAL GROWTH



STRATEGIC INVESTMENT OPPORTUNITY
GFL
The GFL isn't just a new MMA promotion. It's the first team-based combat sports league built on shared ownership and long-term incentives.
MMA is booming. The UFC's $7.7B media deal proves the global appetite, but the next evolution of combat sports isn't about another MMA promotion; it's about connection, belonging, and ownership.
GFL is the first league built on these principles:
Team-Based Format: National and global rivalries where men and women compete side by side, elevating storytelling and unifying fans across the league.
Shared Ownership: Athletes, fans, and investors participate in equity-driven value creation.
Enduring Franchises: Team brands designed to drive fandom, merchandise, and commercial value far beyond the cage.
Your investment builds the foundation of this new model, enabling athletes and fans to participate in the upside as the league scales.
Together, let's build the future of combat sports.
2

1 2 3 4



EXHIBIT C
Subscription Agreement between the Issuer and Investor
(Attached)

GFL Sports & Entertainment Inc.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

THE FORM C, THIS AGREEMENT AND ANY OTHER MATERIALS MADE AVAILABLE IN CONNECTION WITH THE OFFERING (COLLECTIVELY, THE "**OFFERING MATERIALS**") MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY AND ITS INDUSTRY. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS AND ASSUMPTIONS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM, EXCEPT AS REQUIRED BY APPLICABLE LAW.

THE OFFERING MATERIALS HAVE BEEN PREPARED BY THE COMPANY SOLELY FOR USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THE OFFERING. NOTHING CONTAINED IN THE OFFERING MATERIALS IS INTENDED TO BE, OR SHOULD BE RELIED UPON AS, A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY. NOTHING IN THIS AGREEMENT LIMITS ANY LIABILITY THAT CANNOT BE LIMITED UNDER APPLICABLE FEDERAL OR STATE SECURITIES LAWS.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Board of Directors of
GFL SPORTS & ENTERTAINMENT INC.
3275 S. Jones Blvd., Suite 104,
Las Vegas, NV 89146

Ladies   and
Gentlemen:

The undersigned understands that GFL Sports & Entertainment Inc., a Nevada corporation, (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to a Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors up to 1,234,500 shares of its Series BB Preferred Stock, $0.00001 par value (each a "**Share**" and, collectively, the "**Shares**") at a price of $1.00 per Share (the "**Purchase Price**"), exclusive of a three and a one-half percent (3.5%) investor processing fee subject to a maximum fee per investment of $500. The minimum amount to be raised in the Offering is $10,000.17 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $1,235,000 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares at the Company's discretion. The Company is offering the Shares to prospective investors through DealMaker Securities LLC (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a cash commission fee equal to eight and one-half percent (8.5%) based on the dollar amount sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. Investors should carefully review the Form C, which is available on the Company's investor website page at www.invest.mmagfl.com (the "**Deal Page**").

1.   Subscription.

   (a)   Subject to the terms of this Agreement and the Form C, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf and subject to Section 3. No person may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**"). Capitalized terms contained, but not defined, herein have the meanings given to them in the Amended and Restated Articles of Incorporation of the Company (the "Articles") and the Certificate of Designation of Series BB Preferred Stock. This subscription may be accepted or rejected, in whole or in part, at any time prior to the applicable Closing Date, in the Company's sole discretion. The Company may allocate to the undersigned fewer Shares than the undersigned subscribed for. The Company, and/or the Portal on the Company's behalf, will notify the undersigned whether the subscription is accepted, whether in whole or in part, or rejected. If the subscription is rejected, the undersigned's funds (or the rejected portion thereof) will be returned, without interest, in accordance with the escrow and payment procedures described in the Form C and the Portal's platform.

(b)   The undersigned acknowledges they have read the educational materials on the Deal Page, and has been informed of their right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancellation right;

(c)   The undersigned acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of an Company that engages in promotional activities on behalf of the Company; and

(d)   The undersigned acknowledges that they have been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

2.   Closing.

(a)   Closing. Subject to Section 2(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal on the date of any Initial Closing, Subsequent Closing or the Offering Deadline (each, a "**Closing Date**") as defined under and in accordance with the Form C.

(b)   Closing Conditions. Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iii)   the representations and warranties of the Company contained in Section 6 hereof and of the undersigned contained in Section 4 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the

Closing.

3. Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4. Investor Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

    (a)   The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

    (b)   The undersigned (i) either qualifies as an "accredited investor" as defined by Rule 501(a) of Regulation D under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The undersigned agrees and covenants that the undersigned will maintain accurate and up-to-date contact information (including email and mailing address) on the Portal and will promptly update such information in the event it changes or is no longer accurate. The undersigned maintains its domicile, and is not a transient or temporary resident. at the address provided to the Portal in connection with the undersigned's investment, and the undersigned will promptly update such address information in accordance with this Agreement and the Portal's procedures.

    (c)   The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Shares and has had an opportunity to ask questions and receive answers about the Form C, the Offering and the undersigned's investment in the Shares.

    (d)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(e) The undersigned is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(f) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(g) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(h) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(i) The undersigned has up to 48 hours before the Offering Deadline to cancel the undersigned's subscription and receive a full refund.

(j) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(k) The undersigned acknowledges that the Purchase Price for the Shares has been determined by the Company based on the Company's internal assessment and other factors, and no representation or warranty is made as to the value of the Shares or the Company. The undersigned further acknowledges that the Company may in the future issue securities at a valuation or price that is higher or lower than the Purchase Price, which may have a dilutive effect and/or adversely affect the implied valuation of the Shares.

(l) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m) The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o) The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding. To the extent any transfer of Shares is permitted under Rule 501 of Regulation Crowdfunding or otherwise permitted by applicable law and the Company's organizational documents, the undersigned agrees that: (i) prior to any such transfer, the undersigned shall notify the Company in writing of the proposed transfer and provide such information regarding the transferee and the transfer as the Company may reasonably request; (ii) the Company may require, as a condition to the transfer, that the transferee deliver to the Company a written agreement, in form reasonably acceptable to the Company, to be bound by the transfer restrictions and investor representations in this Agreement (as applicable) and to provide such information as the Company may reasonably request for compliance purposes; and (iii) if requested by the Company, the undersigned shall provide an opinion of counsel reasonably satisfactory to the Company that such transfer does not require registration under the Securities Act. The Company may instruct its transfer agent not to register any transfer that does not comply with the foregoing. The undersigned further agrees not to transfer any Shares to any person or entity that the Company determines in good faith to be a competitor of the Company; the undersigned acknowledges that this restriction is a contractual obligation in addition to, and not in limitation of, the transfer restrictions imposed under Rule 501 of Regulation Crowdfunding. The undersigned agrees that, in order to enforce the transfer restrictions and other covenants in this Agreement, the Company may impose stop-transfer instructions with respect to the Shares. The undersigned further agrees that a legend, or similar notation in the records of the transfer agent and/or on any book-entry statement, may be placed on the Shares to reflect such restrictions and covenants.

(p)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(q)   The undersigned has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the undersigned, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(r)   The undersigned has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The undersigned understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation Crowdfunding, in which case certain state transfer restrictions may apply.

(s)   The undersigned understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the undersigned hereunder.

(t)   The undersigned is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The undersigned hereby represents and agrees that if the undersigned's country of residence or other circumstances change such that the above representations are no longer accurate, the undersigned will immediately notify Company. The undersigned further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(u)   If the undersigned is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the undersigned of the Subscription Agreement is within the power of the undersigned and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the undersigned, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the undersigned; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the undersigned; result in the acceleration of any material indenture or contract to which the undersigned is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

5.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

6.   Company Representations. The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly incorporated as a corporation under the laws of the State of Nevada and has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Amended and Restated Articles of Incorporation, as amended and/or restated from time to time, and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)   Authorization. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

(e)   Operation. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(f)   Consents. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, other than: (i) the Company's corporate, board and/or shareholder approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(g)   Securities Matters. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the

Regulation Crowdfunding. The Company has a specific business plan, and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent applicable and as required, the Company has filed with the SEC and provide to its investors the ongoing annual reports required under Regulation Crowdfunding during the two years immediately preceding the filing of the Form C. The Company is organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(h)   Transfer Agent. The Company has engaged a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Company with respect to the Subscription Agreement.

7.   No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Amended and Restated Articles of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8.   Indemnification. The undersigned acknowledges that the Company and its founders, officers, directors, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Shares for sale to the undersigned without having first registered the issuance of the Shares under the Securities Act or the securities laws of any state. The undersigned also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the undersigned agrees to indemnify and hold harmless the Company its founders, officers, directors, employees, agents (including legal counsel), and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this Subscription Agreement.

9.   Market Stand-Off and Power of Attorney. In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act, including the Company's initial public offering, the undersigned shall not directly or indirectly sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any Shares without the prior written consent of the Company or its managing underwriter. Such restriction (the "**Market Stand- Off**") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter. In no event, however, shall such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Company or such

underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions. For consideration received and acknowledged, each undersigned, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer and/or Chief Financial Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this Section 9 and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of Company. Such appointment shall be for the limited purposes set forth above.

10. <u>Recapitalization</u>. If any stock split, stock dividend, reclassification, recapitalization or other transaction affecting the Shares is effected, then any new, substituted or additional securities or other property distributed with respect to the Shares shall be immediately subject to this Agreement, to the same extent as the Shares immediately prior thereto.

11. <u>Obligations Irrevocable</u>. Following the Closing, the obligations of the undersigned shall be irrevocable. The Company and the Portal, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Shares given by the undersigned in written or electronic form. The Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the undersigned.

12. <u>Notices.</u> All notices or other communications given or made hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered by hand; (b) when received by the addressee if sent by a nationally recognized overnight courier; (c) on the date sent by email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by registered or certified mail, return receipt requested, postage prepaid. Notices to the undersigned shall be sent to the undersigned's address, including email address, maintained on the Portal. Notices to the Company shall be sent to the address set forth at the beginning of this Agreement, or such other address as the Company may designate in writing.

13. <u>Mediation</u>. Any dispute, controversy or claim arising out of or relating to this Agreement or the transactions contemplated hereby shall, before the commencement of judicial proceedings, be submitted to non-binding mediation administered by the American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures. The mediation shall be conducted by videoconference or, if the parties agree, in the location of the Company's principal place of business. If the dispute cannot be resolved through mediation, the parties may pursue their rights and remedies in accordance with the Submission to Jurisdiction and Waiver of Jury Trial provisions of this Agreement.

14. <u>Governing Law</u>. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws

of the State of Nevada without regard to the principles of conflicts of laws.

15.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

16.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties. The terms and provisions of this Agreement are intended solely for the benefit of the parties hereto and their respective successors and permitted assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person; provided that the Company's agents, including the Portal and the transfer agent, may rely on the representations and covenants of the undersigned where expressly stated in this Agreement.

17.   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

18.   Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

19.   Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

20.   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

21.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

22. <u>Electronic Execution and Delivery</u>. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

23. <u>Binding Effect</u>. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

24. <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

25. <u>Notification of Changes</u>. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect. The undersigned agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company and/or the Portal.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of_____,
2026.

                                COMPANY:

                                GFL SPORTS & ENTERTAINMENT, INC.

                                By:_____

                                Name:

                                Title:
                                Address: 3275 S. Jones Blvd., Suite 104,
                                                Las Vegas, NV 89146

                                SUBSCRIBER:

                                _____

                                By:_____

                                Name:_____

                                Title:_____

Global Fight League

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Series B Preferred Shares of Global Fight League by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):	Number of securities: **Series B Preferred Shares** Aggregate Subscription Price: **$0.00 USD**
(Name of Subscriber)	**TYPE OF OWNERSHIP:**
By: (Authorized Signature)	If the Subscriber is individual: If the Subscriber is not an individual:
	☐ Individual
(Official Capacity or Title, if the Subscriber is not an individual)	☐ Joint Tenant
	☐ Tenants in Common
	☐ Community Property
(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)	If interests are to be jointly held:
	Name of the Joint Subscriber:
(Subscriber's Residential Address, including Province/State and Postal/Zip Code)	Social Security Number of the Joint Subscriber:
	Check this box if the securities will be held in a custodial account: ☐
Taxpayer Identification Number	Type of account:
(Telephone Number)	EIN of account:
(Offline Investor) (E-Mail Address)	Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Global Fight League

By:

Authorized Signing Officer

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: Global Fight League (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an “Accredited Investor” as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an “Accredited Investor”.

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Series B Preferred Shares, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an “accredited investor” within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an “accredited investor” reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

(k.1) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(k.2) Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

(v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x)	in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   - A. whose primary purpose is to invest money provided by its securityholders,
   - B. that does not invest,
     - i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
     - ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   - C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for <u>Individual</u> Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER		
1. About your investment		
Type of Securities: Series B Preferred Shares	Issuer: Global Fight League (the "Issuer")	
Purchased from: The Issuer		
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER		
2. Risk acknowledgement		
This investment is risky. Initial that you understand that:		**Your Initials**
Risk of loss – You could lose your entire investment of $		
Liquidity risk – You may not be able to sell your investment quickly – or at all.		
Lack of information – You may receive little or no information about your investment.		
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.		
3. Accredited investor status		
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.		**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)		
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.		
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.		
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)		
4. Your name and signature		
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.		
First and Last Name (please print):		
Signature:		
Date:		
Section 5 – TO BE COMPLETED BY THE SALESPERSON		
5. Salesperson information		
First and Last Name of Salesperson (please print):		
Telephone:	Email:	
Name of Firm (if registered):		

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Global Fight League** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act; a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

    (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

<p align="center">**INTERNATIONAL INVESTOR CERTIFICATE**</p>

<p align="center">**FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES**</p>

TO: **Global Fight League** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:

1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

   (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Global Fight League's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Global Fight League's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT D
Amended and Restated Certificate of Incorporation
(Attached)



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 4
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov



040101

Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

Filed in the office of	Document Number
[signature]	20100613129-65
Ross Miller	Filing Date and Time
Secretary of State	08/17/2010 8:05 AM
State of Nevada	Entity Number
	E0395852010-3

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	LOUSIANA FOOD COMPANY
2. Registered Agent for Service of Process: (check only one box)	☒ Commercial Registered Agent: Nevada Business Services 　　　　　　　　　　　Name ☐ Noncommercial Registered Agent　　_OR_　　☐ Office or Position with Entity 　　(name and address below)　　　　　　　　　　(name and address below) Name of Noncommercial Registered Agent　OR　Name of Title of Office or Other Position with Entity 　　　　　　　　　　　　　　　　　　　　　　　　　Nevada Street Address　　　　　　　　　City　　　　　　　　　Zip Code 　　　　　　　　　　　　　　　　　　　　　　　　　Nevada Mailing Address (if different from street address)　City　　Zip Code
3. Authorized Stock: (number of shares corporation is authorized to issue)	Number of shares *with par value:* 55,000,000　　Par value per share: $ .001　　Number of shares *without par value:*
4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)	1) David Loflin 　　Name 7539 Corporate Blvd., Suite 130　　Baton Rouge　　LA　70809 Street Address　　　　　　　City　　　　　　State　Zip Code 2) Waddell D. Loflin 　　Name 7539 Corporate Blvd., Suite 130　　Baton Rouge　　LA　70809 Street Address　　　　　　　City　　　　　　State　Zip Code
5. Purpose: (optional; see instructions)	*The purpose of the corporation shall be:*
6. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)	David Loflin　　　　　　　X *[signature]* Name　　　　　　　　　　　Incorporator Signature 7539 Corporate Blvd., Suite 130　　Baton Rouge　　LA　70809 Address　　　　　　　　　City　　　　　　State　Zip Code
7. Certificate of Acceptance of Appointment of Registered Agent:	*I hereby accept appointment as Registered Agent for the above named Entity.* X *Ellen Ramsey for NV Business Services*　　8-17-10 Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity　　Date

This form must be accompanied by appropriate fees.





090204

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Barbara K. Cegavske (signature)	20180094751-47
Barbara K. Cegavske	Filing Date and Time
Secretary of State	02/28/2018 2:10 PM
State of Nevada	Entity Number
	E0395852010-3

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Louisiana Food Company

2. The articles have been amended as follows: (provide article numbers, if available)

The name of the company has been changed to "MMA Global Inc."

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 84

4. Effective date and time of filing: (optional) Date: ______ Time: ______

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X (signature)

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 1-5-15



Filed in the Office of	Business Number E0395852010-3
Barbara K. Cegavske	Filing Number 20211653164
Secretary of State	Filed On 7/30/2021 10:00:00 AM
State Of Nevada	Number of Pages 2

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:

Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)

Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)

Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity Information:	Name of entity as on file with the Nevada Secretary of State: MMA Global Inc. Entity or Nevada Business Identification Number (NVID): E0395852010-3
2. Restated or Amended and Restated Articles: (Select one) (If amending and restating only, complete section 1,2 3, 5 and 6)	☐ Certificate to Accompany Restated Articles or Amended and Restated Articles ☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: ______ The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate. ☐ Amended and Restated Articles * Restated or Amended and Restated Articles must be included with this filing type.
3. Type of Amendment Filing Being Completed: (Select only one box) (If amending, complete section 1, 3, 5 and 6.)	☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock) The undersigned declare that they constitute at least two-thirds of the following: (Check only one box) ☐ incorporators ☐ board of directors The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued
	☒ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock) The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 96%
	☐ Officer's Statement (foreign qualified entities only) - Name in home state, if using a modified name in Nevada: ______ Jurisdiction of formation: ______ Changes to takes the following effect: ☐ The entity name has been amended. ☐ Dissolution ☐ The purpose of the entity has been amended. ☐ Merger ☐ The authorized shares have been amended. ☐ Conversion ☐ Other: (specify changes) * Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

This form must be accompanied by appropriate fees.



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

4. Effective Date and Time: (Optional)

Date: Time:

(must not be later than 90 days after the certificate is filed)

5. Information Being Changed: (Domestic corporations only)

Changes to takes the following effect:

- [x] The entity name has been amended.
- [ ] The registered agent has been changed. (attach Certificate of Acceptance from new registered agent)
- [ ] The purpose of the entity has been amended.
- [ ] The authorized shares have been amended.
- [ ] The directors, managers or general partners have been amended.
- [ ] IRS tax language has been added.
- [ ] Articles have been added.
- [ ] Articles have been deleted.
- [ ] Other.

The articles have been amended as follows: (provide article numbers, if available)

The entity name is changed to "Zuki Inc."

(attach additional page(s) if necessary)

6. Signature: (Required)

X Shawn Wright [signature] — Secretary

Signature of Officer or Authorized Signer — Title

X ______________________ — ______________

Signature of Officer or Authorized Signer — Title

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

This form must be accompanied by appropriate fees.



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the Office of	Business Number E0395852010-3
F H Aguilar Secretary of State State Of Nevada	Filing Number 20255382267
	Filed On 12/12/2025 11:32:00 AM
	Number of Pages 2

Profit Corporati
Certificate of Amendment (PURSU...
Certificate to Accompany Restated A
Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity as on file with the Nevada Secretary of State: ZUKI INC. Entity or Nevada Business Identification Number (NVID): NV20101622457
2. Restated or Amended and Restated Articles: (Select one) (If amending and restating only, complete section 1,2 3, 5 and 6)	☐ Certificate to Accompany Restated Articles or Amended and Restated Articles ☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: [　　　　] The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate. ☐ Amended and Restated Articles * Restated or Amended and Restated Articles must be included with this filing type.
3. Type of Amendment Filing Being Completed: (Select only one box) (If amending, complete section 1, 3, 5 and 6.)	☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock) The undersigned declare that they constitute at least two-thirds of the following: (Check only one box) ☐ incorporators ☐ board of directors The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued ☒ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock) The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: [　　　] Or ☒ No action by stockholders is required, name change only. ☐ Officer's Statement (foreign qualified entities only) - Name in home state, if using a modified name in Nevada: [　　　　　　　　] Jurisdiction of formation: [　　　　] Changes to takes the following effect: ☒ The entity name has been amended.　☐ Dissolution ☐ The purpose of the entity has been amended.　☐ Merger ☐ The authorized shares have been amended.　☐ Conversion ☐ Other: (specify changes) [　　　　　　　] * Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

This form must be accompanied by appropriate fees.



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

4. Effective Date and Time: (Optional)	Date: 12/31/2025 Time: 11:59 pm (must not be later than 90 days after the certificate is filed)
5. Information Being Changed: (Domestic corporations only)	Changes to takes the following effect: [x] The entity name has been amended. ☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent) ☐ The purpose of the entity has been amended. ☐ The authorized shares have been amended. ☐ The directors, managers or general partners have been amended. ☐ IRS tax language has been added. ☐ Articles have been added. ☐ Articles have been deleted. ☐ Other. The articles have been amended as follows: (provide article numbers, if available) See below (attach additional page(s) if necessary)
6. Signature: (Required)	X _____ Chairman Signature of Officer or Authorized Signer Title X _____ Signature of Officer or Authorized Signer Title *If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

The name of the company has been changed to " GFL Sports & Entertainment, Inc."

This form must be accompanied by appropriate fees.

Filed in the Office of	Business Number
F.V.Aguilar (signature)	**E0395852010-3**
	Filing Number
	20265485768
Secretary of State	Filed On
State Of Nevada	**1/29/2026 2:35:00 PM**
	Number of Pages
	5



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity Information:

Name of entity as on file with the Nevada Secretary of State:

GFL Sports & Entertainment, Inc.

Entity or Nevada Business Identification Number (NVID): E0395852010-3

2. Restated or Amended and Restated Articles:
(Select one)

(If amending and restating only, complete section 1,2 3, 5 and 6)

☐ Certificate to Accompany Restated Articles or Amended and Restated Articles
    ☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: 1/21/2026
    The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.
    ☒ Amended and Restated Articles
* Restated or Amended and Restated Articles must be included with this filing type.

3. Type of Amendment Filing Being Completed:
(Select only one box)

(If amending, complete section 1, 3, 5 and 6.)

☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock)
    The undersigned declare that they constitute at least two-thirds of the following: (Check only one box) ☐ incorporators ☐ board of directors
    The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued

☒ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)
    The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 72%
    Or ☐ No action by stockholders is required, name change only.

☐ Officer's Statement (foreign qualified entities only) -
    Name in home state, if using a modified name in Nevada:

    Jurisdiction of formation:

    Changes to takes the following effect:
    ☐ The entity name has been amended.   ☐ Dissolution
    ☐ The purpose of the entity has been amended.   ☐ Merger
    ☐ The authorized shares have been amended.   ☐ Conversion
    ☐ Other: (specify changes)

* Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

This form must be accompanied by appropriate fees.



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

---

4. Effective Date and Time: (Optional)	Date: [blank] Time: [blank] (must not be later than 90 days after the certificate is filed)
5. Information Being Changed: (Domestic corporations only)	Changes to takes the following effect: ☐ The entity name has been amended. ☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent) ☐ The purpose of the entity has been amended. ☒ The authorized shares have been amended. ☐ The directors, managers or general partners have been amended. ☐ IRS tax language has been added. ☐ Articles have been added. ☐ Articles have been deleted. ☐ Other. The articles have been amended as follows: (provide article numbers, if available) Authorized common shares have been reduced to 300,000,000 total shares (attach additional page(s) if necessary)
6. Signature: (Required)	X _[signature]_ _____ Director Signature of Officer or Authorized Signer Title X _____ _____ Signature of Officer or Authorized Signer Title *If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.
	Please include any required or optional information in space below: (attach additional page(s) if necessary)

This form must be accompanied by appropriate fees.

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF

GFL SPORTS & ENTERTAINMENT INC.

The undersigned, for the purpose of forming a corporation pursuant to, and by virtue of, Chapter 78 of the Nevada Revised Statutes ("NRS"), hereby adopts and executes the following Amended and Restated Articles of Incorporation.

ARTICLE I

NAME

The name of the corporation has been changed from Zuki Inc. to "GFL Sports & Entertainment Inc." (the "Corporation").

ARTICLE II

REGISTERED OFFICE

The name of the initial resident agent and the street address of the initial registered office in the State of Nevada where process may be served upon the Corporation is 3275 South Jones Boulevard, Suite 104, Las Vegas, Nevada 89146. The Corporation may, from time to time, in the manner provided by law, change the resident agent and the registered office within the State of Nevada. The Corporation may also maintain an office or offices for the conduct of its business, either within or without the State of Nevada.

ARTICLE III

CAPITAL STOCK

Section 3.1. Authorized Shares. The aggregate number of shares which the Corporation shall have authority to issue is three hundred million (300,000,000) shares, consisting of two classes to be designated, respectively, "Common Stock" and "Preferred Stock", with all of such shares having a par value of $.00001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is two hundred seventy five million (275,000,000) shares. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is twenty five million (25,000,000) shares. The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issuance of any shares thereof. The voting powers, designations, preferences, limitations, restrictions, and relative, participating, optional and other rights, and the qualifications, limitations, or restrictions thereof, of the Preferred Stock shall hereinafter be prescribed by resolution of the board of directors pursuant to Section 2.3 of this Article II.

Section 3.2. Common Stock.

(a) Dividend Rate. Subject to the rights of holders of any Preferred Stock having preference as to dividends and except as otherwise provided by these Articles of Incorporation, as amended from time to time (hereinafter, the "Articles") or the NRS, the holders of Common Stock shall be entitled to receive dividends when, as and if declared by the board of directors out of assets legally available therefor.

(b) Voting Rights. Except as otherwise provided by the NRS, the holders of the issued and outstanding shares of Common Stock shall be entitled to one vote for each share of Common Stock. No holder of shares of Common Stock shall have the right to cumulate votes.

(c) Liquidation Rights. In the event of liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary, subject to the prior rights of holders of Preferred Stock to share ratably in the Corporation's assets, the Common Stock and any shares of Preferred Stock which are not entitled to any preference in liquidation shall share equally and ratably in the Corporation's assets available for distribution after giving effect to any liquidation preference of any shares of Preferred Stock. A merger, conversion, exchange or consolidation of the Corporation with or into any other person or sale or transfer of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(d) No Conversion, Redemption, or Preemptive Rights. The holders of Common Stock shall not have any conversion, redemption, or preemptive rights.

(e) Consideration for Shares. The Common Stock authorized by this Article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

Section 3.3. Preferred Stock.

(a) Designation. The board of directors is hereby vested with the authority from time to time to provide by resolution for the issuance of shares of Preferred Stock in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by these Articles, and to prescribe with respect to each such series the voting powers, if any, designations, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating thereto, including, without limiting the generality of the foregoing: the voting rights relating to the shares of Preferred Stock of any series (which voting rights, if any, may be full or limited, may vary over time, and may be applicable generally or only upon any stated fact or event); the rate of dividends (which may be cumulative or noncumulative), the condition or time for payment of dividends and the preference or relation of such dividends to dividends payable on any other class or series of capital stock; the rights of holders of Preferred Stock of any series in the event of liquidation, dissolution, or winding up of the affairs of the Corporation; the rights, if any, of holders of Preferred Stock of any series to convert or exchange such shares of Preferred Stock of such series for shares of any other class or series of capital stock or for any other securities, property, or assets of the Corporation or any subsidiary (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable, and the time or times during which a particular price or rate shall be applicable); whether the shares of any series of Preferred Stock shall be subject to redemption by the Corporation (in addition to any right of redemption pursuant to Article VII of these Articles) and if subject to redemption, the times, prices, rates, adjustments and other terms and conditions of such redemption. The powers, designations, preferences, limitations, restrictions and relative rights may be made dependent upon any fact or event which may be ascertained outside the Articles or the resolution if the manner in which the fact or event may operate on such series is stated in the Articles or resolution. As used in this section "fact or event" includes, without limitation, the existence of a fact or occurrence of an event, including, without limitation, a determination or action by a person, government, governmental agency or political subdivision of a government. The board of directors is further authorized to increase or decrease (but not below the number of such shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. Unless the board of directors provides to the contrary in the resolution which fixes the characteristics of a series of Preferred Stock, neither the consent by series, or otherwise, of the holders of any outstanding Preferred Stock nor the consent of the holders of any outstanding Common Stock shall be required for the issuance of any new series of Preferred Stock regardless of whether the rights and preferences of the new series of Preferred Stock are senior or superior, in any way, to the outstanding series of Preferred Stock or the Common Stock.

(b) Certificate. Before the Corporation shall issue any shares of Preferred Stock of any series, a certificate of designation setting forth a copy of the resolution or resolutions of the board of directors, and establishing the voting powers, designations, preferences, the relative, participating, optional, or other rights, if any, and the qualifications, limitations, and restrictions, if any, relating to the shares of Preferred Stock of such series, and the number of shares of Preferred Stock of such series authorized by the board of directors to be issued shall be made and signed by an officer of the Corporation and filed in the manner prescribed by the NRS.

Section 3.4. Non-Assessment of Stock. The capital stock of the Corporation, after the amount of the subscription price has been fully paid, shall not be assessable for any purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles shall not be amended in this particular. No stockholder of the Corporation is individually liable for the debts or liabilities of the Corporation.

ARTICLE IV

DIRECTORS AND OFFICERS

Section 4.1. Number of Directors. The members of the governing board of the Corporation are styled as directors. The board of directors of the Corporation shall be elected in such manner as shall be provided in the bylaws of the Corporation. The initial board of directors shall consist of at least one (1) and not more than seven (7) individuals. The number of directors may be changed from time to time within this range in such manner as shall be provided in the bylaws of the Corporation.

Section 4.2. Current Directors. The names of the directors constituting the current board of directors is:

Names

Darren Owen   Vincent Hesser

Shawn Wright

Section 4.3. Limitation on Liability. The liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS. If the NRS is amended to further eliminate or limit or authorize corporate action to further eliminate or limit the liability of directors or officers, the liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS, as so amended from time to time.

Section 4.4. Payment of Expenses. In addition to any other rights of indemnification permitted by the laws of the State of Nevada or as may be provided for by the Corporation in its bylaws or by agreement, the expenses of officers and directors incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, involving alleged acts or omissions of such officer or director in his or her capacity as an officer or director of the Corporation or member, manager, or managing member of a predecessor limited liability company or affiliate of such limited liability company or while serving in any capacity at the request of the Corporation as a director, officer, employee, agent, member, manager, managing member, partner, or fiduciary of, or in any other capacity for, another corporation or any partnership, joint venture, trust, or other enterprise, shall be paid by the Corporation or through insurance purchased and maintained by the Corporation or through other financial arrangements made by the Corporation, as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. To the extent that an officer or director is successful on the merits in defense of any such action, suit or proceeding, or in the defense of any claim, issue or matter therein, the Corporation shall indemnify him or her against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense. Notwithstanding anything to the contrary contained herein or in the bylaws, no director or officer may be indemnified for expenses incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, that such director or officer incurred in his or her capacity as a stockholder.

Section 4.5. Repeal And Conflicts. Any repeal or modification of Sections 3 or 4 above approved by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the liability of a director or officer of the Corporation existing as of the time of such repeal or modification. In the event of any conflict between Sections 3 or 4 above and any other Article of the Articles, the terms and provisions of Sections 3 or 4 above shall control.

ARTICLE V

VOTING ON CERTAIN TRANSACTIONS

Section 5.1. Amendment of Articles. The Corporation reserves the right to amend, alter, change or repeal any provision contained in the Articles, in the manner now or hereafter prescribed by the NRS, and all rights conferred on stockholders herein are granted subject to this reservation; provided, however, that no amendment, alteration, change or repeal may be made to: (a) Article III, holders of at least sixty-six and two-thirds percent (66 2/3%) of the issued and outstanding shares of stock of the Corporation entitled to vote in the election of directors excluding stock entitled to vote only upon the happening of a fact or event unless such fact or event shall have occurred, considered for the purposes of this section as one class.

Section 5.2. Additional Vote Required. Any affirmative vote required by this Article V shall be in addition to the vote of the holders of any class or series of stock of the Corporation otherwise required by law, the Articles, the resolutions of the board of directors providing for the issuance of such class or series and any agreement between the Corporation and any securities exchange or over-the-counter market upon which the Corporation's shares are listed or designated for trading.

ARTICLE VI

COMBINATIONS WITH INTERESTED STOCKHOLDERS

At such time, if any, as the Corporation becomes a "resident domestic corporation", as that term is defined in NRS 78.427, the Corporation shall not be subject to, or governed by, any of the provisions in NRS 78.411 to 78.444, inclusive, as may be amended from time to time, or any successor statute.

ARTICLE VII

INCORPORATOR

The name and post office box or street address of the incorporator signing these Amended and Restated Articles of Incorporation is: Shawn Wright, Secretary and Director.

IN WITNESS WHEREOF, these Articles of Incorporation have been executed this 31st day of December, 2025.

Shawn Wright, Secretary and Director

EXHIBIT E
By-Laws
(Attached)

EXHIBIT 3.2

BYLAWS

OF

LOUISIANA FOOD COMPANY

a Nevada corporation

ARTICLE I

OFFICES

Section 1.1 Principal Office. The principal office and place of business of Louisiana Food Company (the "Corporation") shall be at such location as may be determined from time to time by the Board of Directors of the Corporation.

Section 1.2 Other Offices. Other offices and places of business either within or without the State of Nevada may be established from time to time by resolution of the board of directors of the Corporation (the "Board of Directors") or as the business of the Corporation may require. The street address of the Corporation's resident agent is the registered office of the Corporation in Nevada.

ARTICLE II

STOCKHOLDERS

Section 2.1 Annual Meeting. The annual meeting of the stockholders of the Corporation shall be held on such date and at such time as may be designated from time to time by the Board of Directors. At the annual meeting, directors shall be elected and any other business may be transacted as may be properly brought before the meeting.

Section 2.2 Special Meetings.

(a)   Subject to the rights of the holders of preferred stock, if any, special meetings of the stockholders may be called only by the chairman of the board, if any, or the chief executive officer, if any, or, if there be no chairman of the board and no chief executive officer, by the president, and shall be called by the secretary upon the written request of at least a majority of the authorized number of directors. Such request shall state the purpose or purposes of the meeting. Stockholders shall have no right to request or call a special meeting.

(b)   No business shall be acted upon at a special meeting of stockholders except as set forth in the notice of the meeting.

Section 2.3 Place of Meetings. Any meeting of the stockholders of the Corporation may be held at the Corporation's registered office in the State of Nevada or at such other place within or without of the State of Nevada and United States as may be designated in the notice of meeting. A waiver of notice signed by all stockholders entitled to vote may designate any place for the holding of such meeting.

Section 2.4 Notice of Meetings; Waiver of Notice.

(a)   The president, chief executive officer, if any, a vice president, the secretary, an assistant secretary or any other individual designated by the Board of Directors shall sign and deliver or cause to be delivered to the stockholders written notice of any stockholders' meeting not less than ten (10) days, but not more than sixty (60) days, before the date of such meeting. The notice shall state the place, date and time of the meeting and the purpose or purposes for which the meeting is called. The notice shall contain or be accompanied by such additional information as may be required by Nevada Revised Statutes ("NRS"), including, without limitation, NRS 78.379, 92A.120 or 92A.410.

(b)   In the case of an annual meeting, subject to Section 2.13 below, any proper business may be presented for action, except that (i) if a proposed plan of merger, conversion or exchange is submitted to a vote, the notice of the meeting must state that the purpose, or one of the purposes, of the meeting is to consider the plan of merger, conversion or exchange and must contain or be accompanied by a copy or summary of the plan; and (ii) if a proposed action creating dissenters' rights is to be submitted to a vote, the notice of the meeting must state that the stockholders are or may be entitled to assert dissenters' rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.

(c)   A copy of the notice shall be personally delivered or mailed postage prepaid to each stockholder of record entitled to vote at the meeting at the address appearing on the records of the Corporation. Upon mailing, service of the notice is complete, and the time of the notice begins to run from the date upon which the notice is deposited in the mail. If the address of any stockholder does not appear upon the records of the Corporation or is incomplete, it will be sufficient to address any notice to such stockholder at the registered office of the Corporation.

(d)   The written certificate of the individual signing a notice of meeting, setting forth the substance of the notice or having a copy thereof attached, the date the notice was mailed or personally delivered to the stockholders and the addresses to which the notice was mailed, shall be prima facie evidence of the manner and fact of giving such notice.

(e)   Any stockholder may waive notice of any meeting by a signed writing, either before or after the meeting. Such waiver of notice shall be deemed the equivalent of the giving of such notice.

Section 2.5 Determination of Stockholders of Record.

(a)   For the purpose of determining the stockholders entitled to notice of and to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any distribution or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the directors may fix, in advance, a record date, which shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting, if applicable.

(b)   If no record date is fixed, the record date for determining stockholders: (i) entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and (ii) for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at any meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting and must fix a new record date if the meeting is adjourned to a date more than 60 days later than the date set for the original meeting.

Section 2.6 Quorum; Adjourned Meetings.

(a)   Unless the Articles of Incorporation provide for a different proportion, stockholders holding at least a majority of the voting power of the Corporation's capital stock, represented in person or by proxy (regardless of whether the proxy has authority to vote on all matters), are necessary to constitute a quorum for the transaction of business at any meeting. If, on any issue, voting by classes or series is required by the laws of the State of Nevada, the Articles of Incorporation or these Bylaws, at least a majority of the voting power, represented in person or by proxy (regardless of whether the proxy has authority to vote on all matters), within each such class or series is necessary to constitute a quorum of each such class or series.

(b)   If a quorum is not represented, a majority of the voting power represented or the person presiding at the meeting may adjourn the meeting from time to time until a quorum shall be represented. At any such adjourned meeting at which a quorum shall be represented, any business may be transacted which might have been transacted as originally called. When a stockholders' meeting is adjourned to another time or place hereunder, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. However, if a new record date is fixed for the adjourned meeting, notice of the adjourned meeting must be given to each stockholder of record as of the new record date. The stockholders present at a duly convened meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the departure of enough stockholders to leave less than a quorum of the voting power.

Section 2.7 Voting.

(a)   Unless otherwise provided in the NRS, in the Articles of Incorporation, or in the resolution providing for the issuance of preferred stock adopted by the Board of Directors pursuant to authority expressly vested in it by the provisions of the Articles of Incorporation, each stockholder of record, or such stockholder's duly authorized proxy, shall be entitled to one (1) vote for each share of voting stock standing registered in such stockholder's name at the close of business on the record date.

(b)   Except as otherwise provided herein, all votes with respect to shares standing in the name of an individual at the close of business on the record date (including pledged shares) shall be cast only by that individual or such individual's duly authorized proxy. With respect to shares held by a representative of the estate of a deceased stockholder, or a guardian, conservator, custodian or trustee, even though the shares do not stand in the name of such holder, votes may be cast by such holder upon proof of such representative capacity. In the case of shares under the control of a receiver, the receiver may cast votes carried by such shares even though the shares do not stand of record in the name of the receiver; provided, that the order of a court of competent jurisdiction which appoints the receiver contains the authority to cast votes carried by such shares. If shares stand of record in the name of a minor, votes may be cast by the duly appointed guardian of the estate of such minor only if such guardian has provided the Corporation with written proof of such appointment.

(c)   With respect to shares standing of record in the name of another corporation, partnership, limited liability company or other legal entity on the record date, votes may be cast: (i) in the case of a corporation, by such individual as the bylaws of such other corporation prescribe, by such individual as may be appointed by resolution of the Board of Directors of such other corporation or by such individual (including, without limitation, the officer making the authorization) authorized in writing to do so by the chairman of the board, if any, president, chief executive officer, if any, or any vice president of such corporation; and (ii) in the case of a partnership, limited liability company or other legal entity, by an individual representing such stockholder upon presentation to the Corporation of satisfactory evidence of his authority to do so.

(d)   Notwithstanding anything to the contrary contained herein and except for the Corporation's shares held in a fiduciary capacity, the Corporation shall not vote, directly or indirectly, shares of its own stock owned by it; and such shares shall not be counted in determining the total number of outstanding shares entitled to vote.

(e)   Any holder of shares entitled to vote on any matter may cast a portion of the votes in favor of such matter and refrain from casting the remaining votes or cast the same against the proposal, except in the case of elections of directors. If such holder entitled to vote does vote any of such stockholder's shares affirmatively and fails to specify the number of affirmative votes, it will be conclusively presumed that the holder is casting affirmative votes with respect to all shares held.

(f)   With respect to shares standing of record in the name of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, husband and wife as community property, tenants by the entirety, voting trustees or otherwise and shares held by two or more persons (including proxy holders) having the same fiduciary relationship in respect to the same shares, votes may be cast in the following manner:

(i)   If only one person votes, the vote of such person binds all.

(ii)   If more than one person casts votes, the act of the majority so voting binds all.

(iii)   If more than one person casts votes, but the vote is evenly split on a particular matter, the votes shall be deemed cast proportionately, as split.

(g)   If a quorum is present, unless the Articles of Incorporation, these Bylaws, the NRS, or other applicable law provide for a different proportion, action by the stockholders entitled to vote on a matter, other than the election of directors, is approved by and is the act of the stockholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, unless voting by classes or series is required for any action of the stockholders by the laws of the State of Nevada, the Articles of Incorporation or these Bylaws, in which case the number of votes cast in favor of the action by the voting power of each such class or series must exceed the number of votes cast in opposition to the action by the voting power of each such class or series.

(h)   If a quorum is present, directors shall be elected by a plurality of the votes cast.

Section 2.8 Proxies. At any meeting of stockholders, any holder of shares entitled to vote may designate, in a manner permitted by the laws of the State of Nevada, another person or persons to act as a proxy or proxies. Every proxy shall continue in full force and effect until its expiration or revocation in a manner permitted by the laws of the State of Nevada.

Section 2.9 No Action Without A Meeting. No action shall be taken by the stockholders except at an annual or special meeting of stockholders called and noticed in the manner required by these Bylaws.

Section 2.10 Organization.

(a)   Meetings of stockholders shall be presided over by the chairman of the board, or, in the absence of the chairman, by the vice-chairman of the board, or in the absence of the vice-chairman, the president, or, in the absence of the president, by the chief executive officer, if any, or, in the absence of the foregoing persons, by a chairman designated by the Board of Directors, or, in the absence of such designation by the Board of Directors, by a chairman chosen at the meeting by the stockholders entitled to cast a majority of the votes which all stockholders present in person or by proxy are entitled to cast. The secretary, or in the absence of the secretary an assistant secretary, shall act as secretary of the meeting, but in the absence of the secretary and any assistant secretary the chairman of the meeting may appoint any person to act as secretary of the meeting. The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitation on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls.

(b)   The chairman of the meeting may appoint one or more inspectors of elections. The inspector or inspectors may (i) ascertain the number of shares outstanding and the voting power of each; (ii) determine the number of shares represented at a meeting and the validity of proxies or ballots; (iii) count all votes and ballots; (iv) determine any challenges made to any determination made by the inspector(s); and (v) certify the determination of the number of shares represented at the meeting and the count of all votes and ballots.

Section 2.11 Absentees' Consent to Meetings. Transactions of any meeting of the stockholders are as valid as though had at a meeting duly held after regular call and notice if a quorum is represented, either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not represented in person or by proxy (and those who, although present, either object at the beginning of the meeting to the transaction of any business because the meeting has not been lawfully called or convened or expressly object at the meeting to the consideration of matters not included in the notice which are legally or by the terms of these Bylaws required to be included therein), signs a written waiver of notice and/or consent to the holding of the meeting or an approval of the minutes thereof. All such waivers, consents, and approvals shall be filed with the corporate records and made a part of the minutes of the meeting. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person objects at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called, noticed or convened and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters not properly included in the notice if such objection is expressly made at the time any such matters are presented at the meeting. Neither the business to be transacted at nor the purpose of any regular or special meeting of stockholders need be specified in any written waiver of notice or consent, except as otherwise provided in these Bylaws.

Section 2.12 Director Nominations. Subject to the rights, if any, of the holders of preferred stock to nominate and elect directors, nominations of persons for election to the Board of Directors of the Corporation may be made by the Board of Directors, by a committee appointed by the Board of Directors, or by any stockholder of record entitled to vote in the election of directors who complies with the notice procedures set forth in Section 2.13 below.

Section 2.13 Advance Notice of Stockholder Proposals and Director Nominations by Stockholders. At any annual or special meeting of stockholders, proposals by stockholders and persons nominated for election as directors by stockholders shall be considered only if advance notice thereof has been timely given by the stockholder as provided herein and such proposals or nominations are otherwise proper for consideration under applicable law, the Articles of Incorporation and these Bylaws. Notice of any proposal to be presented by any stockholder or of the name of any person to be nominated by any stockholder for election as a director of the Corporation at any meeting of stockholders shall be delivered to the secretary of the Corporation at its principal office not less than sixty (60) nor more than ninety (90) days prior to the day of the meeting; provided, however, that if the date of the meeting is first publicly announced or disclosed (in a public filing or otherwise) less than seventy (70) days prior to the day of the meeting, such advance notice shall be given not more than ten (10) days after such date is first so announced or disclosed. Public notice shall be deemed to have been given more than seventy (70) days in advance of the annual meeting if the Corporation shall have previously disclosed, in these Bylaws or otherwise, that the annual meeting in each year is to be held on a determinable date, unless and until the Board of Directors determines to hold the meeting on a different date. For purposes of this Section, public disclosure of the date of a forthcoming meeting may be made by the Corporation not only by giving formal notice of the meeting, but also by notice to a national securities exchange, the Nasdaq National Market or the Nasdaq SmallCap Market (if a corporation's common stock is then listed on such exchange or quoted on either such Nasdaq market), by filing a report under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Act") (if the Corporation is then subject thereto), by mailing to stockholders or by a general press release.

Any stockholder who gives notice of any such proposal shall deliver therewith the text of the proposal to be presented and a brief written statement of the reasons why such stockholder favors the proposal and setting forth such stockholder's name and address, the number and class of all shares of each class of stock of the Corporation beneficially owned by such stockholder and any material interest of such stockholder in the proposal (other than as a stockholder). Any stockholder desiring to nominate any person for election as a director of the Corporation shall deliver with such notice a statement, in writing, setting forth (a) the name of the person to be nominated; (b) the number and class of all shares of each class of stock of the Corporation beneficially owned by such person; (c) the information regarding such person required by paragraphs (a), (e) and (f) of Item 401 of Regulation S-K adopted by the Securities and Exchange Commission (the "SEC") (or the corresponding provisions of any regulation subsequently adopted by the SEC applicable to the Corporation), and any other information regarding such person which would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC, had such nominee been nominated, or intended to be nominated by the Board of Directors; (d) such person's signed consent to serve as a director of the Corporation if elected and to file an application for licensing or finding of suitability if the Nevada Gaming Commission or other gaming authority shall so require or the Board of Directors deems it necessary or advisable; (e) such stockholder's name and address and the number and class of all shares of each class of stock of the Corporation beneficially owned by such stockholder; (f) a representation that such stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; and (g) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder. As used herein, shares "beneficially owned" shall mean all shares as to which such person, together with such person's affiliates and associates (as defined in Rule 12b-2 under the Act), may be deemed to beneficially own pursuant to Rules 13d-3 and 13d-5 under the Act, as well as all shares as to which such person, together with such person's affiliates and associates, has a right to become the beneficial owner pursuant to any agreement or understanding, whereupon the exercise of warrants, options or rights to convert or exchange (whether such rights are exercisable immediately or only after the passage of time or the occurrence of conditions). The person presiding at the meeting shall determine whether such notice has been duly given and shall direct that proposals and nominees not be considered if such notice has not been duly given. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at a meeting except in accordance with the procedures set forth in this Section. Notwithstanding the foregoing provisions hereof, a stockholder shall also comply with all applicable requirements of the Act, and the rules and regulations thereunder with respect to the matters set forth herein.


ARTICLE III

DIRECTORS


Section 3.1 General Powers; Performance of Duties. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as otherwise provided in Chapter 78 of the NRS or the Articles of Incorporation.

Section 3.2 Number, Tenure, and Qualifications. The Board of Directors of the Corporation shall consist of at least one (1) individual(s) and not more than thirteen (13) individuals. The number of directors within the foregoing fixed minimum and maximum may be established and changed from time to time by resolution adopted by the Board of Directors of the Corporation without amendment to these Bylaws or the Articles of Incorporation. Each director shall hold office until his successor shall be elected or appointed and qualified or until his earlier death, retirement, disqualification, resignation or removal. No reduction of the number of directors shall have the effect of removing any director prior to the expiration of his term of office. No provision of this Section shall be restrictive upon the right of the Board of Directors to fill vacancies or upon the right of the stockholders to remove directors as is hereinafter provided.

Section 3.3 Chairman of the Board. The Board of Directors shall elect a chairman of the board from the members of the Board of Directors who shall preside at all meetings of the Board of Directors and stockholders at which he shall be present and shall have and may exercise such powers as may, from time to time, be assigned to him by the Board of Directors, these Bylaws or as may be provided by law.

Section 3.4 Vice-Chairman of the Board. The Board of Directors shall elect a vice-chairman of the board from the members of the Board of Directors who shall preside at all meetings of the Board of Directors and stockholders at which he shall be present and the chairman is not present and shall have and may exercise such powers as may, from time to time, be assigned to him by the Board of Directors, these Bylaws or as may be provided by law.

Section 3.5 Removal and Resignation of Directors. Subject to any rights of the holders of preferred stock and except as otherwise provided in the NRS, any director may be removed from office with or without cause by the affirmative vote of the holders of not less than two-thirds (2/3) of the voting power of the issued and outstanding stock of the Corporation entitled to vote generally in the election of directors (voting as a single class) excluding stock entitled to vote only upon the happening of a fact or event unless such fact or event shall have occurred. In addition, the Board of Directors of the Corporation, by majority vote, may declare vacant the office of a director who has been declared incompetent by an order of a court of competent jurisdiction or convicted of a felony. Any director may resign effective upon giving written notice, unless the notice specifies a later time for effectiveness of such resignation, to the chairman of the board, if any, the president or the secretary, or in the absence of all of them, any other officer.

Section 3.6 Vacancies; Newly Created Directorships. Subject to any rights of the holders of preferred stock, any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office, or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled by a majority vote of the directors then in office or by a sole remaining director, in either case though less than a quorum, and the director(s) so chosen shall hold office for a term expiring at the next annual meeting of stockholders at which the term of the class to which he has been elected expires, or until his earlier resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent directors.

Section 3.7 Annual and Regular Meetings. Immediately following the adjournment of, and at the same place as, the annual or any special meeting of the stockholders at which directors are elected, the Board of Directors, including directors newly elected, shall hold its annual meeting without call or notice, other than this provision, to elect officers and to transact such further business as may be necessary or appropriate. The Board of Directors may provide by resolution the place, date, and hour for holding regular meetings between annual meetings.

Section 3.8 Special Meetings. Except as otherwise required by law, and subject to any rights of the holders of preferred stock, special meetings of the Board of Directors may be called only by the chairman of the board, if any, or if there be no chairman of the board, by any of the chief executive officer, if any, the president, or the secretary, and shall be called by the chairman of the board, if any, the president, the chief executive officer, if any, or the secretary upon the request of at least a majority of the authorized number of directors. If the chairman of the board, or if there be no chairman of the board, each of the president, chief executive officer, if any, and secretary, refuses or neglects to call such special meeting, a special meeting may be called by a written request signed by at least a majority of the authorized number of directors.

Section 3.9 Place of Meetings. Any regular or special meeting of the directors of the Corporation may be held at such place as the Board of Directors, or in the absence of such designation, as the notice calling such meeting, may designate. A waiver of notice signed by the directors may designate any place for the holding of such meeting.

Section 3.10 Notice of Meetings. Except as otherwise provided in Section 3.8 above, there shall be delivered to each director at the address appearing for him on the records of the Corporation, at least twenty-four (24) hours before the time of such meeting, a copy of a written notice of any meeting (a) by delivery of such notice personally, (b) by mailing such notice postage prepaid, (c) by facsimile, (d) by overnight courier, (e) by telegram, or (f) by electronic transmission or electronic writing, including, but not limited to, email. If mailed to an address inside the United States, the notice shall be deemed delivered two (2) business days following the date the same is deposited in the United States mail, postage prepaid. If mailed to an address outside the United States, the notice shall be deemed delivered four (4) business days following the date the same is deposited in the United States mail, postage prepaid. If sent via facsimile, by electronic transmission or electronic writing, including, but not limited to, email, the notice shall be deemed delivered upon sender's receipt of confirmation of the successful transmission. If sent via overnight courier, the notice shall be deemed delivered the business day following the delivery of such notice to the courier. If the address of any director is incomplete or does not appear upon the records of the Corporation it will be sufficient to address any notice to such director at the registered office of the Corporation. Any director may waive notice of any meeting, and the attendance of a director at a meeting and oral consent entered on the minutes of such meeting shall constitute waiver of notice of the meeting unless such director objects, prior to the transaction of any business, that the meeting was not lawfully called, noticed or convened. Attendance for the express purpose of objecting to the transaction of business thereat because the meeting was not properly called or convened shall not constitute presence or a waiver of notice for purposes hereof.

Section 3.11 Quorum; Adjourned Meetings.

(a)   A majority of the directors in office, at a meeting duly assembled, is necessary to constitute a quorum for the transaction of business.

(b)   At any meeting of the Board of Directors where a quorum is not present, a majority of those present may adjourn, from time to time, until a quorum is present, and no notice of such adjournment shall be required. At any adjourned meeting where a quorum is present, any business may be transacted which could have been transacted at the meeting originally called.

Section 3.12 Manner of Acting. Except as provided in Section 3.14 below, the affirmative vote of a majority of the directors present at a meeting at which a quorum is present is the act of the Board of Directors.

Section 3.13 Super-majority Approval. Notwithstanding anything to the contrary contained in these Bylaws or the Articles of Incorporation, the following actions may be taken by the Corporation only upon the approval of two-thirds of the directors present at a meeting at which a quorum is present is the act of the Board of Directors:

(a)   any voluntary dissolution or liquidation of the Corporation;

(b)   the sale of all or substantially all of the assets of the Corporation; or

(c)   the filing of a voluntary petition of bankruptcy by the Corporation.

Section 3.14 Telephonic Meetings. Members of the Board of Directors or of any committee designated by the Board of Directors may participate in a meeting of the Board of Directors or such committee by means of a telephone conference or video or similar method of communication by which all persons participating in such meeting can hear each other. Participation in a meeting pursuant to this Section 3.15 constitutes presence in person at the meeting.

Section 3.15 Action Without Meeting. Any action required or permitted to be taken at a meeting of the Board of Directors or of a committee thereof may be taken without a meeting if, before or after the action, a written consent thereto is signed by all of the members of the Board of Directors or the committee. The written consent may be signed in counterparts, including, without limitation, facsimile counterparts, and shall be filed with the minutes of the proceedings of the Board of Directors or committee.

Section 3.16 Powers and Duties.

(a)   Except as otherwise restricted by the laws of the State of Nevada or the Articles of Incorporation, the Board of Directors has full control over the business and affairs of the Corporation. The Board of Directors may delegate any of its authority to manage, control or conduct the business of the Corporation to any standing or special committee, or to any officer or agent, and to appoint any persons to be agents of the Corporation with such powers, including the power to subdelegate, and upon such terms as may be deemed fit.

(b)   The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may (i) require that any votes cast at such meeting shall be cast by written ballot, and/or (ii) submit any contract or act for approval or ratification at any annual meeting of the stockholders or any special meeting properly called and noticed for the purpose of considering any such contract or act, provided a quorum is present.

(c)   The Board of Directors may, by resolution passed by a majority of the board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Subject to applicable law and to the extent provided in the resolution of the Board of Directors, any such committee shall have and may exercise all the powers of the Board of Directors in the management of the business and affairs of the Corporation. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors. The committees shall keep regular minutes of their proceedings and report the same to the Board of Directors when required.

Section 3.17 Compensation. The Board of Directors, without regard to personal interest, may establish the compensation of directors for services in any capacity. If the Board of Directors establishes the compensation of directors pursuant to this subsection, such compensation is presumed to be fair to the Corporation unless proven unfair by a preponderance of the evidence.

Section 3.18 Organization. Meetings of the Board of Directors shall be presided over by the chairman of the board, or in the absence of the chairman of the board by the vice-chairman, or in his absence by a chairman chosen at the meeting. The secretary, or in the absence of the secretary an assistant secretary, shall act as secretary of the meeting, but in the absence of the secretary and any assistant secretary the chairman of the meeting may appoint any person to act as secretary of the meeting. The order of business at each such meeting shall be as determined by the chairman of the meeting.

ARTICLE IV

OFFICERS

Section 4.1 Election. The Board of Directors, at its annual meeting, shall elect and appoint a president, a secretary and a treasurer. Said officers shall serve until the next succeeding annual meeting of the Board of Directors and until their respective successors are elected and appointed and shall qualify or until their earlier resignation or removal. The Board of Directors may from time to time, by resolution, elect or appoint such other officers and agents as it may deem advisable, who shall hold office at the pleasure of the board, and shall have such powers and duties and be paid such compensation as may be directed by the board. Any individual may hold two or more offices.

Section 4.2 Removal; Resignation. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors with or without cause. Any officer may resign at any time upon written notice to the Corporation. Any such removal or resignation shall be subject to the rights, if any, of the respective parties under any contract between the Corporation and such officer or agent.

Section 4.3 Vacancies. Any vacancy in any office because of death, resignation, removal or otherwise may be filled by the Board of Directors for the unexpired portion of the term of such office.

Section 4.4 Chief Executive Officer. The Board of Directors may elect a chief executive officer who, subject to the supervision and control of the Board of Directors, shall have the ultimate responsibility for the management and control of the business and affairs of the Corporation, and shall perform such other duties and have such other powers which are delegated to him by the Board of Directors, these Bylaws or as may be provided by law.

Section 4.5 President. The president, subject to the supervision and control of the Board of Directors, shall in general actively supervise and control the business and affairs of the Corporation. The president shall keep the Board of Directors fully informed as the Board of Directors may request and shall consult the Board of Directors concerning the business of the Corporation. The president shall perform such other duties and have such other powers which are delegated and assigned to him by the Board of Directors if any, these Bylaws or as may be provided by law.

Section 4.6 Vice Presidents. The Board of Directors may elect one or more vice presidents. In the absence or disability of the president, or at the president's request, the vice president or vice presidents, in order of their rank as fixed by the Board of Directors, and if not ranked, the vice presidents in the order designated by the Board of Directors, or in the absence of such designation, in the order designated by the president, shall perform all of the duties of the president, and when so acting, shall have all the powers of, and be subject to all the restrictions on the president. Each vice president shall perform such other duties and have such other powers which are delegated and assigned to him by the Board of Directors, the president, these Bylaws or as may be provided by law.

Section 4.7 Secretary. The secretary shall attend all meetings of the stockholders, the Board of Directors and any committees, and shall keep, or cause to be kept, the minutes of proceeds thereof in books provided for that purpose. He shall keep, or cause to be kept, a register of the stockholders of the Corporation and shall be responsible for the giving of notice of meetings of the stockholders, the Board of Directors and any committees, and shall see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law. The secretary shall be custodian of the corporate seal, the records of the Corporation, the stock certificate books, transfer books and stock ledgers, and such other books and papers as the Board of Directors or appropriate committee may direct. The secretary shall perform all other duties commonly incident to his office and shall perform such other duties which are assigned to him by the Board of Directors, the chief executive officer, if any, the president, these Bylaws or as may be provided by law.

Section 4.8 Assistant Secretaries. An assistant secretary shall, at the request of the secretary, or in the absence or disability of the secretary, perform all the duties of the secretary. He shall perform such other duties as are assigned to him by the Board of Directors, the chief executive officer, if any, the president, these Bylaws or as may be provided by law.

Section 4.9 Treasurer. The treasurer, subject to the order of the Board of Directors, shall have the care and custody of, and be responsible for, all of the money, funds, securities, receipts and valuable papers, documents and instruments of the Corporation, and all books and records relating thereto. The treasurer shall keep, or cause to be kept, full and accurate books of accounts of the Corporation's transactions, which shall be the property of the Corporation, and shall render financial reports and statements of condition of the Corporation when so requested by the Board of Directors, the chairman of the board, if any, the chief executive officer, if any, or the president. The treasurer shall perform all other duties commonly incident to his office and such other duties as may, from time to time, be assigned to him by the Board of Directors, the chief executive officer, if any, the president, these Bylaws or as may be provided by law. The treasurer shall, if required by the Board of Directors, give bond to the Corporation in such sum and with such security as shall be approved by the Board of Directors for the faithful performance of all the duties of the treasurer and for restoration to the Corporation, in the event of the treasurer's death, resignation, retirement or removal from office, of all books, records, papers, vouchers, money and other property in the treasurer's custody or control and belonging to the Corporation. The expense of such bond shall be borne by the Corporation. If a chief financial officer of the Corporation has not been appointed, the treasurer may be deemed the chief financial officer of the Corporation.

Section 4.10 Assistant Treasurer. An assistant treasurer shall, at the request of the treasurer, or in the absence or disability of the treasurer, perform all the duties of the treasurer. He shall perform such other duties which are assigned to him by the Board of Directors, the chief executive officer, the president, the treasurer, these Bylaws or as may be provided by law. The Board of Directors may require an assistant treasurer to give a bond to the Corporation, at the Corporation's expense, in such sum and with such security as it may approve, for the faithful performance of his duties, and for restoration to the Corporation, in the event of the assistant treasurer's death, resignation, retirement or removal from office, of all books, records, papers, vouchers, money and other property in the assistant treasurer's custody or control and belonging to the Corporation.

Section 4.11 Execution of Negotiable Instruments, Deeds and Contracts. All checks, drafts, notes, bonds, bills of exchange, and orders for the payment of money of the Corporation; all deeds, mortgages, proxies, powers of attorney and other written contracts, documents, instruments and agreements to which the Corporation shall be a party; and all assignments or endorsements of stock certificates, registered bonds or other securities owned by the Corporation shall be signed in the name of the Corporation by such officers or other persons as the Board of Directors may from time to time designate. The Board of Directors may authorize the use of the facsimile signatures of any such persons. Any officer of the Corporation shall be authorized to attend, act and vote, or designate another officer or an agent of the Corporation to attend, act and vote, at any meeting of the owners of any entity in which the Corporation may own an interest or to take action by written consent in lieu thereof. Such officer or agent, at any such meeting or by such written action, shall possess and may exercise on behalf of the Corporation any and all rights and powers incident to the ownership of such interest.

ARTICLE V

CAPITAL STOCK

Section 5.1 Issuance. Shares of the Corporation's authorized stock shall, subject to any provisions or limitations of the laws of the State of Nevada, the Articles of Incorporation or any contracts or agreements to which the Corporation may be a party, be issued in such manner, at such times, upon such conditions and for such consideration as shall be prescribed by the Board of Directors.

Section 5.2 Stock Certificates and Uncertified Shares. Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by the president, the chief executive officer, if any, or a vice president, and by the secretary or an assistant secretary, of the Corporation (or any other two officers or agents so authorized by the Board of Directors), certifying the number of shares of stock owned by him, her or it in the Corporation; provided, however, that the Board of Directors may authorize the issuance of uncertificated shares of some or all of any or all classes or series of the Corporation's stock. Any such issuance of uncertificated shares shall have no effect on existing certificates for shares until such certificates are surrendered to the Corporation, or on the respective rights and obligations of the stockholders. Whenever such certificate is countersigned or otherwise authenticated by a transfer agent or a transfer clerk and by a registrar (other than the Corporation), then a facsimile of the signatures of any corporate officers or agents, the transfer agent, transfer clerk or the registrar of the Corporation may be printed or lithographed upon the certificate in lieu of the actual signatures. In the event that any officer or officers who have signed, or whose facsimile signatures have been used on any certificate or certificates for stock cease to be an officer or officers because of death, resignation or other reason, before the certificate or certificates for stock have been delivered by the Corporation, the certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed the certificate or certificates, or whose facsimile signature or signatures have been used thereon, had not ceased to be an officer or officers of the Corporation.

Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written statement certifying the number of shares owned by him, her or it in the Corporation and, at least annually thereafter, the Corporation shall provide to such stockholders of record holding uncertificated shares, a written statement confirming the information contained in such written statement previously sent. Except as otherwise expressly provided by law, the rights and obligations of the stockholders shall be identical whether or not their shares of stock are represented by certificates.

Each certificate representing shares shall state the following upon the face thereof: the name of the state of the Corporation's organization; the name of the person to whom issued; the number and class of shares and the designation of the series, if any, which such certificate represents; the par value of each share, if any, represented by such certificate or a statement that the shares are without par value. Certificates of stock shall be in such form consistent with law as shall be prescribed by the Board of Directors. No certificate shall be issued until the shares represented thereby are fully paid. In addition to the above, all certificates evidencing shares of the Corporation's stock or other securities issued by the Corporation shall contain such legend or legends as may from time to time be required by the NRS and/or the regulations of the Nevada Gaming Commission then in effect, or such other federal, state or local laws or regulations then in effect.

Section 5.3 Surrendered; Lost or Destroyed Certificates. All certificates surrendered to the Corporation, except those representing shares of treasury stock, shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been canceled, except that in case of a lost, stolen, destroyed or mutilated certificate, a new one may be issued therefor. However, any stockholder applying for the issuance of a stock certificate in lieu of one alleged to have been lost, stolen, destroyed or mutilated shall, prior to the issuance of a replacement, provide the Corporation with his, her or its affidavit of the facts surrounding the loss, theft, destruction or mutilation and, if required by the Board of Directors, an indemnity bond in an amount not less than twice the current market value of the stock, and upon such terms as the treasurer or the Board of Directors shall require which shall indemnify the Corporation against any loss, damage, cost or inconvenience arising as a consequence of the issuance of a replacement certificate.

Section 5.4 Replacement Certificate. When the Articles of Incorporation are amended in any way affecting the statements contained in the certificates for outstanding shares of capital stock of the Corporation or it becomes desirable for any reason, in the discretion of the Board of Directors, including, without limitation, the merger of the Corporation with another Corporation or the conversion or reorganization of the Corporation, to cancel any outstanding certificate for shares and issue a new certificate therefor conforming to the rights of the holder, the Board of Directors may order any holders of outstanding certificates for shares to surrender and exchange the same for new certificates within a reasonable time to be fixed by the Board of Directors. The order may provide that a holder of any certificate(s) ordered to be surrendered shall not be entitled to vote, receive distributions or exercise any other rights of stockholders of record until the holder has complied with the order, but the order operates to suspend such rights only after notice and until compliance.

Section 5.5 Transfer of Shares. No transfer of stock shall be valid as against the Corporation except on surrender and cancellation of the certificates therefor accompanied by an assignment or transfer by the registered owner made either in person or under assignment. Whenever any transfer shall be expressly made for collateral security and not absolutely, the collateral nature of the transfer shall be reflected in the entry of transfer in the records of the Corporation.

Section 5.6 Transfer Agent; Registrars. The Board of Directors may appoint one or more transfer agents, transfer clerks and registrars of transfer and may require all certificates for shares of stock to bear the signature of such transfer agents, transfer clerks and/or registrars of transfer.

Section 5.7 Miscellaneous. The Board of Directors shall have the power and authority to make such rules and regulations not inconsistent herewith as it may deem expedient concerning the issue, transfer, and registration of certificates for shares of the Corporation's stock.

ARTICLE VI

DISTRIBUTIONS

Distributions may be declared, subject to the provisions of the laws of the State of Nevada and the Articles of Incorporation, by the Board of Directors and may be paid in cash, property, shares of corporate stock, or any other medium. The Board of Directors may fix in advance a record date, as provided in Section 2.5 above, prior to the distribution for the purpose of determining stockholders entitled to receive any distribution.

ARTICLE VII

RECORDS; REPORTS; SEAL; AND FINANCIAL MATTERS

Section 7.1 Records. All original records of the Corporation, shall be kept at the principal office of the Corporation by or under the direction of the secretary or at such other place or by such other person as may be prescribed by these Bylaws or the Board of Directors.

Section 7.2 Corporate Seal. The Board of Directors may, by resolution, authorize a seal, and the seal may be used by causing it, or a facsimile, to be impressed or affixed or reproduced or otherwise. Except when otherwise specifically provided herein, any officer of the Corporation shall have the authority to affix the seal to any document requiring it.

Section 7.3 Fiscal Year-End. The fiscal year-end of the Corporation shall be such date as may be fixed from time to time by resolution of the Board of Directors.

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Indemnification and Insurance.

      (a)   <u>Indemnification of Directors and Officers</u> .

      (i)   For purposes of this Article, (A) "Indemnitee" shall mean each director or officer who was or is a party to, or is threatened to be made a party to, or is otherwise involved in, any Proceeding (as hereinafter defined), by reason of the fact that he is or was a director or officer of the Corporation or member, manager or managing member of a predecessor limited liability company or affiliate of such limited liability company or is or was serving in any capacity at the request of the Corporation as a director, officer, employee, agent, partner, member, manager or fiduciary of, or in any other capacity for, another corporation or any partnership, joint venture, limited liability company, trust, or other enterprise; and (B) "Proceeding" shall mean any threatened, pending, or completed action, suit or proceeding (including, without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative, or investigative.

(ii)   Each Indemnitee shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Nevada law, against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, taxes, penalties, and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Indemnitee in connection with any Proceeding; provided that such Indemnitee either is not liable pursuant to NRS 78.138 or acted in good faith and in a manner such Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any Proceeding that is criminal in nature, had no reasonable cause to believe that his conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the Indemnitee is liable pursuant to NRS 78.138 or did not act in good faith and in a manner in which he reasonably believed to be in or not opposed to the best interests of the Corporation, or that, with respect to any criminal proceeding he had reasonable cause to believe that his conduct was unlawful. The Corporation shall not indemnify an Indemnitee for any claim, issue or matter as to which the Indemnitee has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the Corporation or for any amounts paid in settlement to the Corporation, unless and only to the extent that the court in which the Proceeding was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnity for such amounts as the court deems proper. Except as so ordered by a court and for advancement of expenses pursuant to this Section, indemnification may not be made to or on behalf of an Indemnitee if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of law and was material to the cause of action. Notwithstanding anything to the contrary contained in these Bylaws, no director or officer may be indemnified for expenses incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, that such director or officer incurred in his capacity as a stockholder.

(iii)   Indemnification pursuant to this Section shall continue as to an Indemnitee who has ceased to be a director or officer of the Corporation or member, manager or managing member of a predecessor limited liability company or affiliate of such limited liability company or a director, officer, employee, agent, partner, member, manager or fiduciary of, or to serve in any other capacity for, another corporation or any partnership, joint venture, limited liability company, trust, or other enterprise and shall inure to the benefit of his heirs, executors and administrators.

(iv)   The expenses of Indemnitees must be paid by the Corporation or through insurance purchased and maintained by the Corporation or through other financial arrangements made by the Corporation, as they are incurred and in advance of the final disposition of the Proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Corporation. To the extent that a director or officer of the Corporation is successful on the merits or otherwise in defense of any Proceeding, or in the defense of any claim, issue or matter therein, the Corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred in by him in connection with the defense.

(b)   Indemnification of Employees and Other Persons . The Corporation may, by action of its Board of Directors and to the extent provided in such action, indemnify employees and other persons as though they were Indemnitees.

(c)   Non-Exclusivity of Rights . The rights to indemnification provided in this Article shall not be exclusive of any other rights that any person may have or hereafter acquire under any statute, provision of the Articles of Incorporation or these Bylaws, agreement, vote of stockholders or directors, or otherwise.

(d)   Insurance . The Corporation may purchase and maintain insurance or make other financial arrangements on behalf of any Indemnitee for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee, member, managing member or agent, or arising out of his status as such, whether or not the Corporation has the authority to indemnify him against such liability and expenses.

(e)   Other Financial Arrangements . The other financial arrangements which may be made by the Corporation may include the following (i) the creation of a trust fund; (ii) the establishment of a program of self-insurance; (iii) the securing of its obligation of indemnification by granting a security interest or other lien on any assets of the Corporation; (iv) the establishment of a letter of credit, guarantee or surety. No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud, or a knowing violation of law, except with respect to advancement of expenses or indemnification ordered by a court.

(f)   Other Matters Relating to Insurance or Financial Arrangements . Any insurance or other financial arrangement made on behalf of a person pursuant to this Section may be provided by the Corporation or any other person approved by the Board of Directors, even if all or part of the other person's stock or other securities is owned by the Corporation. In the absence of fraud, (i) the decision of the Board of Directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this Section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and (ii) the insurance or other financial arrangement is not void or voidable and does not subject any director approving it to personal liability for his action; even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

Section 8.2 Amendment. The provisions of this Article VIII relating to indemnification shall constitute a contract between the Corporation and each of its directors and officers which may be modified as to any director or officer only with that person's consent or as specifically provided in this Section. Notwithstanding any other provision of these Bylaws relating to their amendment generally, any repeal or amendment of this Article which is adverse to any director or officer shall apply to such director or officer only on a prospective basis, and shall not limit the rights of an Indemnitee to indemnification with respect to any action or failure to act occurring prior to the time of such repeal or amendment. Notwithstanding any other provision of these Bylaws (including, without limitation, Article X below), no repeal or amendment of these Bylaws shall affect any or all of this Article VIII so as to limit or reduce the indemnification in any manner unless adopted by (a) the unanimous vote of the directors of the Corporation then serving, or (b) by the stockholders as set forth in Article X hereof; provided that no such amendment shall have a retroactive effect inconsistent with the preceding sentence.

ARTICLE IX

CHANGES IN NEVADA LAW

References in these Bylaws to Nevada law or the NRS or to any provision thereof shall be to such law as it existed on the date these Bylaws were adopted or as such law thereafter may be changed; provided that (a) in the case of any change which expands the liability of directors or officers or limits the indemnification rights or the rights to advancement of expenses which the Corporation may provide in Article VIII hereof, the rights to limited liability, to indemnification and to the advancement of expenses provided in the Articles of Incorporation and/or these Bylaws shall continue as theretofore to the extent permitted by law; and (b) if such change permits the Corporation, without the requirement of any further action by stockholders or directors, to limit further the liability of directors or limit the liability of officers or to provide broader indemnification rights or rights to the advancement of expenses than the Corporation was permitted to provide prior to such change, then liability thereupon shall be so limited and the rights to indemnification and the advancement of expenses shall be so broadened to the extent permitted by law.

ARTICLE X

AMENDMENT OR REPEAL

Section 10.1 Board of Directors. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, repeal, alter, amend and rescind these Bylaws.

Section 10.2 Stockholders. Notwithstanding Section 10.1 above, these Bylaws may be rescinded, altered, amended or repealed in any respect by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the outstanding voting power of the Corporation, voting together as a single class.

EXHIBIT F
Financial Statements
(Attached)

GFL Sports & Entertainment, Inc.

(a Nevada Corporation)

Unaudited Combined Financial Statements

For the years ended December 31, 2025 and 2024

Combined Financial Statements

GFL Sports & Entertainment, Inc.

Table of Contents

Independent Accountant's Review Report   FS-3

Unaudited Combined Financial Statements as of December 31, 2025 and 2024:

    Combined Balance Sheets   FS-4

    Combined Income Statements   FS-5

    Combined Statements of Changes in Stockholders' Equity   FS-6

    Combined Statements of Cash Flows   FS-7

    Notes to Combined Financial Statements   FS-8











Independent Accountant's Review Report

May 4, 2026
To: The Shareholders of GFL Sports & Entertainment, Inc.
Re: 2025-2024 Combined Financial Statement Review– GFL Sports & Entertainment, Inc.
Las Vegas, Nevada

Financial Review of the Combined Financial Statements

We have reviewed the accompanying combined financial statements of GFL Sports & Entertainment, Inc., which comprise the combined balance sheets as of December 31, 2025 and 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of GFL Sports & Entertainment, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying combined financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Combined Financial Statements

As discussed in Note 2 to the combined financial statements, the accompanying combined financial statements have been prepared on a combined basis and include the accounts of the Company and its predecessor entity, GFL Properties LLC. These combined financial statements have been presented to reflect the historical operations of the entities as if they were combined for all periods presented. Our conclusion is not modified with respect to this matter.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
May 4, 2026

229 Park Ave S, Suite 70037
New York, New York 10003-1502
Info@Alice.CPA

GFL SPORTS & ENTERTAINMENT, INC.
COMBINED BALANCE SHEETS
As of December 31, 2025 and 2024
(Unaudited)

ASSETS	2025	2024
Current Assets		
Cash and cash equivalents	$ 500,162	$ 208,469
Prepaid expenses	$ -	$ 170,000
Total Current Assets	500,162	378,469
Other Assets		
Trademark	1,175	1,050
Software	-	101
Total Other Assets	1,175	1,151
Total Assets	$ 501,337	$ 379,620
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 101,449	$ 13,566
Due to related parties	65,610	45,249
Notes payable	553,383	1,382,467
Total Current Liabilities	720,442	1,441,282
Long-term Liabilities		
Notes payable, long-term	1,119,210	-
Total Long-term Liabilities	1,119,210	-
Total Liabilities	1,839,652	1,441,282
Shareholders' Equity		
Common stock, $0.00001 value; 975,000,000 authorized	665	365
Preferred stock, $0.00001 value; 25,000,000 authorized	2	2
Treasury stock - common, at cost; 10,625,000 shares in 2025 and nil in 2024	(106)	-
Treasury stock - preferred, at cost; 150,000 shares in 2025 and nil in 2024	(2)	-
Additional Paid in Capital	2,414,737	2,069,441
Retained Earnings/ (Accumulated deficit)	(3,753,611)	(3,131,470)
Total Shareholders' Equity	(1,338,315)	(1,061,662)
Total Liabilities and Shareholders' Equity	$ 501,337	$ 379,620

The accompanying footnotes are an integral part of these financial statements.

GFL SPORTS & ENTERTAINMENT, INC.
COMBINED INCOME STATEMENTS
For the years ended December 31, 2025 and 2024
(Unaudited)

	2025	2024
Revenues	$ 100,000	$ -
Cost of Revenues	(414,654)	-
Gross Profit	(314,654)	-
Operating Expenses		
General and administrative	146,081	102,769
Professional services	402,687	329,000
Share-based compensation	19,863	-
Total Operating Expenses	**568,631**	**431,769**
Other Income (Expense)		
Gain on loan restatement	464,575	-
Interest expense	(203,849)	(215,738)
Interest income	418	1,222
Total Other Income (Expense)	**261,144**	**(214,516)**
Net Income (Loss)	**$ (622,141)**	**$ (646,285)**

The accompanying footnotes are an integral part of these financial statements.

GFL SPORTS & ENTERTAINMENT, INC.
COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2025 and 2024
(Unaudited)

	Common Stock		Preferred Stock		Treasury Stock - Common		Treasury Stock - Preferred		Additional Paid in Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($ par)	Shares	Value ($ par)	Shares	Value	Shares	Value			
Balance as of December 31, 2023	**36,521,325**	**$ 365**	**180,000**	**$ 2**	**-**	**$ -**	**-**	**$ -**	**$ 1,282,940**	**$ (2,485,185)**	**$ (1,201,878)**
Members contributions	-	-	-	-	-	-	-	-	786,501	-	**786,501**
Net loss	-	-	-	-	-	-	-	-	-	(646,285)	**(646,285)**
Balance as of December 31, 2024	**36,521,325**	**$ 365**	**180,000**	**$ 2**	**-**	**$ -**	**-**	**$ -**	**$ 2,069,441**	**$(3,131,470)**	**$ (1,061,662)**
Issuance of common stock	43,904	-	-	-	-	-	-	-	8,218	-	**8,218**
Repurchase of stock	-	-	-	-	10,625,000	(106)	150,000	(2)	7	-	**(101)**
Conversion of stock	30,000,000	300	(30,000)	-	-	-	-	-	(300)	-	**-**
Members contributions	-	-	-	-	-	-	-	-	317,508	-	**317,508**
Share-based compensation	-	-	-	-	-	-	-	-	19,863	-	**19,863**
Net loss	-	-							-	(622,141)	**(622,141)**
Balance as of December 31, 2025	**66,565,229**	**$ 665**	**150,000**	**$ 2**	**10,625,000**	**$ (106)**	**150,000**	**$ (2)**	**$ 2,414,737**	**$ (3,753,611)**	**$ (1,338,315)**

The accompanying footnotes are an integral part of these financial statements.

GFL SPORTS & ENTERTAINMENT, INC.
COMBINED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2025 and 2024
(Unaudited)

	2025	2024
Cash Flows from Operating Activities		
Net Income (Loss)	$ (622,141)	$ (646,285)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Shared-based compensation	19,863	-
Gain on restatement of loan	(464,575)	-
Changes in operating assets and liabilities:		
Prepaid expenses	170,000	(170,000)
Accounts payable	87,883	916
Due to related parties	20,361	22,127
Net cash provided by (used in) operating activities	**(788,609)**	**(793,242)**
Cash Flows from Investing Activities		
Trademark	(125)	(100)
Software	101	-
Net cash from (used in) investing activities	**(24)**	**(100)**
Cash Flows from Financing Activities		
Notes payable	754,701	215,277
Issuance of stocks	300	-
Member contributions	317,508	786,501
Repurchase of stocks	7,818	-
Net cash from financing activities	**1,080,326**	**1,001,778**
Net change in cash and cash equivalents	**291,693**	**208,436**
Cash and cash equivalents at beginning of year	208,469	33
Cash and cash equivalents at end of year	**$ 500,162**	**$ 208,469**
Supplemental information		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

GFL SPORTS & ENTERTAINMENT, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

GFL Sports & Entertainment, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Nevada on August 17, 2020 under the name Louisiana Food Company and most recently changed its legal name to GFL Sports & Entertainment, Inc., effective December 31, 2025.

The Company owns and operates the Global Fight League (GFL), a professional sports organization that manages the production and distribution of live mixed martial arts (MMA) events. The company operates under a unique "team-based" league structure, featuring city-based franchises, rather than the traditional individual matchmaking model. The Company also previously entered into patent licenses for a portfolio patents that that the Company believes will secure key aspects of an intellectual property backbone for blockchain and gaming. The Company knows the difficulty that startup companies have in procuring financing, hence the development of the public entity with the ability to capitalize on financing opportunities including sales of shares of stock.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Combination of Financials

For the years ended December 31, 2025 and 2024, the financial statements reflect the combined operations of GFL Sports & Entertainment, Inc. and GFL Properties, LLC (a Nevada limited liability company formed on March 19, 2024 through which the Company initially commenced operations). Following the organization of GFL Sports & Entertainment, Inc., the Company continues its operations under GFL Sports & Entertainment, Inc. All intercompany balances and transactions between the combining entities have been eliminated in the preparation of the combined financial statements.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

GFL SPORTS & ENTERTAINMENT, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(UNAUDITED)

The Company will maintain its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2025 and 2024, cash and cash equivalents amounted to $500,162 and $208,469, respectively.

Trademark

Trademarks are recorded at cost and classified as indefinite-lived intangible assets when management determines that there is no foreseeable limit on the period over which the asset is expected to contribute to future cash flows. Indefinite-lived trademarks are not amortized but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Based on this assessment, there was no impairment for December 31, 2025 and 2024.

As of December 31, 2025 and 2024, the carrying value of the trademark was $1,175 and $1,050, respectively.

Prepaid Expenses

Prepaid expenses consist of payments made in advance of the receipt of goods or services and are expensed as the related goods or services are consumed. As of December 31, 2024, prepaid expenses included $170,000 of fighter-related advance payments made in connection with the Company's preparation for the launch and setup of its league operations in 2025. Such amounts are expected to be recognized in expense as the underlying services are performed or other contractual obligations are satisfied.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025 and 2024.

GFL SPORTS & ENTERTAINMENT, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(UNAUDITED)

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company as of December 31, 2025 and 2024.

Revenue Recognition

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied.

The Company expects to derive revenue primarily from live sporting events, ticketing, merchandise, sponsorship, advertising, and media rights distribution. The Company may also sub-licensing its patent portfolio for various new business strategies. As of December 31, 2025 and 2024, the Company's revenue was $100,000 and nil, respectively, generated from a league formation deposit.

Cost of revenues consists primarily of event-related costs associated with the Company's draft events held. As of December 31, 2025 and 2024, the Company incurred costs of $414,654 and nil, respectively.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Share-Based Compensation

The deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is measured at the end of every reporting period.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

GFL SPORTS & ENTERTAINMENT, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(UNAUDITED)

Due to Related Parties

Certain operating expenses of the Company were paid directly by the founding members using their personal account. These payments were made on behalf of the Company and represent short-term, non-interest-bearing advances from related parties. These are recorded as Due to Related Parties within current liabilities.

As of December 31, 2025 and 2024, reimbursable expenses owed by the Company amounted to $65,610 and $45,249, respectively.

Notes Payable

The Company had raised various notes over a period of time for working capital requirements and acquisition of various assets. The notes payable consists of the following as of December 31, 2025:

- On February 9, 2018, the Company issued a $50,000 convertible promissory note to a related party. The note bears an interest at 8% per annum and is payable on demand any time after December 31, 2021. The lender may, at its sole discretion, covert all or a portion of the outstanding principal and accrued interest into shares of the Company's preferred shares at a conversion price based on $5.00 per share. On December 31, 2025, the Company issued an Amended and Convertible Promissory Note with a principal amount of $104,087, replacing the original note. The note is convertible after October 31, 2027 if it remains unpaid at the election of holder into shares of the Company's Series AA preferred stock at $20.00 per share. As of December 31, 2024, outstanding balance of the note, including accrued interest, was $98,611 and is presented as current liability. As of December 31, 2025, outstanding balance of the note, including accrued interest, was $104,087 and is presented as noncurrent liability.

- On October 25, 2018, as part of the acquisition of software as described in Note 3, the Company assumed and issued a convertible promissory note to a related party with a principal amount of $433,077, bearing 18% compounded quarterly interest. The note was payable on demand after December 31, 2022 and included a conversion feature into Preferred A stock at a conversion price of $0.50 per share. As of December 31, 2024, the outstanding balance of the note, including accrued interest, was $1,283,856 and is presented as current liability.

  On October 23, 2025, the Company issued an amended and restated note replacing the prior note and reducing the amount currently due of $1,464,575 to $1,000,000. The lender agreed to waive $464,575 in interest. The note bears 8% simple interested is payable on demand following the earlier of Secondary Capital Raise of at least $10,000,000 or December 31, 2027. Beginning 60 days prior to maturity date, the lender has the right to convert all or any portion of the outstanding principal and accrued interest into Series AA preferred stock at $20.00 per share. As of December 31, 2025, the outstanding balance of the note, including accrued interest, was $1,015,123 and is presented as noncurrent liability.

- On April 28, 2025, the Company issued a $25,000 convertible promissory note to a related party. The notes bears 10% interest and all outstanding principal, accrued interest, and the exit fee under this note become due and payable by the Company on demand by the

GFL SPORTS & ENTERTAINMENT, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(UNAUDITED)

lender at any time following the earliest of the following events: the first expansion team sale by the Company, the first capital raise of at least five hundred thousand dollars ($500,000), or six (6) months after the Issue Date. Payment may be demanded on no less than ten (10) business days' advance written notice provided by the Lender to the Company. As of December 31, 2025, the outstanding balance of the note, including accrued interest, was $26,692 and is presented as current liability.

- On May 22, 2025, the Company issued a $25,000 convertible promissory note to a related party. The notes bears 10% interest and all outstanding principal, accrued interest, and the exit fee under this note become due and payable by the Company on demand by the lender at any time following the earliest of the following events: the first expansion team sale by the Company, the first capital raise of at least five hundred thousand dollars ($500,000), or six (6) months after the Issue Date. Payment may be demanded on no less than ten (10) business days' advance written notice provided by the Lender to the Company. As of December 31, 2025, the outstanding balance of the note, including accrued interest, was $26,527 and is presented as current liability.

- On December 29, 2025, the Company issued a $500,000 convertible promissory note to a related party. The note bears 6% interest and is due on January 31, 2026. As of December 31, 2025, the note is presented as current liability.

NOTE 4 – EQUITY

Common Stock

The Company is authorized to issue 975,000,000 shares of common stock with a par value of $0.00001. As of December 31, 2025 and 2024, the Company had 66,565,229 and 36,521,325 shares of common stock issued and 55,940,229 and 36,521,325 shares of common stock outstanding.

Preferred Stock

The Company is authorized to issue 25,000,000 shares of preferred stock with a par value of $0.00001. As of December 31, 2025 and 2024, the Company had 150,000 and 180,000 shares of preferred stock issued and nil and 180,000 shares of preferred stock outstanding.

Treasury Stock – common

As of December 31, 2025 and 2024, the Company held 10,625,000 and nil shares of its own common stock in treasury at a total cost of $106 and nil, respectively. Treasury shares are recorded at cost and presented as deduction from stockholder's equity in the accompanying combined balance sheets.

Treasury Stock – preferred

As of December 31, 2025 and 2024, the Company held 150,000 and nil shares of its own preferred stock in treasury at a total cost of $2 and nil, respectively. Treasury shares are recorded at cost and presented as deduction from stockholder's equity in the accompanying combined balance sheets.

NOTE 5 – SHARE-BASED COMPENSATION

GFL SPORTS & ENTERTAINMENT, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(UNAUDITED)

On December 1, 2025, the Company approved the 2025 Stock Option Plan (the "Plan"). The Plan provides for the grant of incentive stock options or non-qualified stock options (collectively, "Stock Awards"). The Plan provided the Company the ability to grant Stock Awards to its employees, directors and consultants of up to 40,000,000 shares of common stock and 1,000,000 shares of preferred stock.

The purchase price of each share covered by each Incentive Option shall not be less than one hundred percent (100%) of the Fair Market Value Per Share of the Common Stock on the date the Incentive Option is granted; provided, however, that if at the time an Incentive Option is granted the Optionee owns or would be considered to own more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, the purchase price of the shares covered by such Incentive Option shall not be less than one hundred ten percent (110%) of the Fair Market Value Per Share of the Common Stock on the date the Incentive Option is granted.

The fair value of each option award is estimated on the date of grant using a lattice-based option valuation model that uses the assumptions noted in the table below. Because lattice-based option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on implied volatilities from traded options on the Company's stock, historical volatility of the Company's stock, and other factors. The Company uses historical data to estimate option exercise and employee termination within its valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding; the range given below results from certain groups of employees exhibiting different behavior. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Exercise price	$0.0955
Fair value share price	$0.09
Expected volatility	40%
Expected term (in years)	2.2 years
Expected dividends	0%
Risk-free rate	4%
Fair value per share option	$0.051

As of December 31, 2025, the Company had issued a total of 25,000,000 common stock options under the Plan, of which none have been exercised. Total stock-based compensation expense for stock awards recognized during the years ended December 31, 2025 was $19,863. The stock option compensation expense is recognized ratably over the period as the stock options vest.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Royalty Obligations Under Patent License Agreements

The Company is party to Patent License Agreements dated October 4, 2021, under which the Company obtained non-exclusive, worldwide licenses to certain patented technologies. Under the terms of the agreements, the Company is required to pay the Licensors a royalty equal to 5% of Adjusted Gross Sales derived from products and services that utilize the licensed patent rights.

GFL SPORTS & ENTERTAINMENT, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(UNAUDITED)

Adjusted Gross Sales is defined in the agreements as gross revenue less only sales taxes and value-added taxes collected as an agent and remitted to governmental authorities.

Royalty payments are due quarterly, within 60 days after the end of each calendar quarter, together with required royalty reports. The agreements also require the Company to maintain detailed records supporting the calculation of royalties and grant the Licensors audit rights for a period of four years following each reporting period.

As of December 31, 2025 and 2024, no products or services utilizing the licensed patents have been commercialized, and therefore no revenue have been generated, and no royalty expense has been incurred.

Legal Matters

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2025 and 2024.

NOTE 7 – GOING CONCERN

The Company has incurred recurring losses from operations, including net losses of approximately $622,141 and $646,285 for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, the Company had an accumulated deficit of approximately $3.8 million and $3.1 million, respectively.

Management has evaluated the Company's ability to continue as a going concern within one year after the date the financial statements are issued. The Company's ability to continue its operations and meet its obligations as they become due is dependent on its ability to raise additional capital through future equity financing.

While management believes it will be able to secure such funding, these conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 8 – SUBSEQUENT EVENTS

Amendment of Articles of Incorporation

On January 29, 2026, the Company amended its Articles of Incorporation to reduced the authorized common shares from 975,000,000 shares to 300,000,000 shares.

Management's Evaluation

Management has evaluated subsequent events through May 4, 2026, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT G
Video Transcript
(Attached)



🥊 Global Fight League // Campaign Script Transript

TYRON:
In this sport, one moment you're on top of the world... the next minute you're waiting. Waiting to hear what's next.

You can win fights. You can sell tickets. But you still don't really control what happens next. Between fights, you don't always know what your next year is going to look like.

Even when you have a huge fanbase, you don't always have stability. No real control of your career.

What if MMA had a real league format — a season you can plan for, teams you can build with, and fans who know exactly who they're rooting for.

That's why we're building the Global Fight League. It's built around teams connected to cities. It runs on seasons.

And it gives fans a team to ride with, and athletes to root for, and just like every other major sport, it's built real loyalty over time.

JEFFREY:
I've spent my career helping build and grow major sports brands.
And what I've learned is this —the biggest leagues in the world are built around one thing: teams connected to cities.

Fans love athletes. Fans belong to teams.

That's why the most valuable sports businesses globally are team-based leagues.

DARREN:
GFL is structured like the NFL, NBA, NHL, and Major League Baseball – now for the sport of MMA.

Teams, standings, and a structured season that builds toward a championship.

We're launching a proof-of-concept season with four inaugural teams – LA, New York, Miami, and London. Marquee events with affordable tickets...

...media distribution partners including Fubo, DIRECTV, DISH, PPV.com

Major U.S. cable networks like Spectrum, Comcast, and Cox — complemented by global reach on YouTube.

I've been on the promotions and operator side of this sport for years — building events and brands like the World Series of Fighting.

Our new leadership team has launched leagues, scaled sports media brands, and created real long-term value.

JEFFREY:
Fans want more than a one-night event.
They want a deeper connection.
The strongest sports brands in the world are built by sustaining that connection —
turning engagement into loyalty,
and loyalty into long-term value.

 We believe it's time for the fans – and athletes – who power the sports industry to meaningfully share in the value they help create.

GFL opens ownership to fans and athletes from the very start.
That turns fandom into participation.
And participation into real, lasting loyalty.

TYRON:
For the first time fighters can earn equity at the ground floor built around their talent.
As the league grows, we will grow with it.

And now, so can you.

DARREN:
If you want to be an owner from the start — join us.
Be part of the first season. Own the action.

MONTAGE (MULTIPLE ATHLETES):
"Together we fight."

EXHIBIT H
Testing the Waters
(Attached)

Subject: A chance to invest in GFL

Preview: Join icons like Tyron Woodley and Ilima-Lei Macfarlane

Headline: Reserve Shares in MMA's Future

Hi [Name],

We have some exciting news, and we wanted our community to be the first to hear it.

When companies want to grow, they typically turn to institutional investors. We're choosing a different path. We plan to open the opportunity for public investors and fans like you to invest in **Global Fight League (GFL)**.

The window to reserve shares is officially open. **You can reserve your shares here.**

While this won't make you an official investor yet, it places you first in line when our investment window opens.

This is an exciting time to join the GFL family.

- **Own a Pro Sports League:** We are building a global, team-based MMA league, applying a Major League–style franchise model used in major professional sports to a global sport with more than 700 million fans worldwide.
- **The Power of Team Fandom:** Unlike traditional MMA promotions that rely primarily on individual stars, GFL is built around city-based teams in New York, Miami, Los Angeles, and London, creating long-term fan loyalty, recurring engagement, and enduring franchise value.
- **Shared Ownership:** GFL is structured to allow athletes, fans, and early supporters to participate in ownership of the league and share in its long-term growth.
- **Elite Leadership:** GFL is led by executives and advisors who have produced more than 100 MMA events across 20 countries and helped build some of the world's most recognizable sports leagues, teams, and media brands, including the XFL, NFL, WWE, NBA, PBR, ESPN, espnW, iHeart Media, and Hydrow.

Opportunities to participate in the early stages of a global professional sports league are rare. We invite you to step into the cage with us and **own the action.**

Together We Fight,

The GFL Team

CTA: Reserve My Shares

No offer to buy or sell securities is being made. No money is being solicited and if sent will be returned. Future offerings will be made through a registered broker-dealer after an offering statement is filed. Indications of Interest involve no obligations or commitment of any kind on any party.

Subject: Why I'm building this fight league

Preview: An injury ended my fight career. It started something bigger.

Heading: A Letter from Darren Owen, GFL Commissioner

Hi [Name],

My life changed at 13 when I discovered MMA. I was consumed by the sport, training six days a week with dreams of going pro, until a fractured vertebra ended my fighting career before it truly began.

I could not walk away.

Over the next 15 years, I promoted and produced more than 60 MMA events for NBC and FOX Sports and later served as COO of the World Series of Fighting. That experience gave me a close view into how the sport operates and where it struggles to create long term continuity.

MMA fans form deep connections with athletes. But when a fighter retires, is injured, or is not on the next card, that connection often fades. Unlike other professional sports, loyalty in MMA is tied almost entirely to individuals rather than teams. At the same time, most athletes have limited opportunity to participate in the long term value of the leagues they help grow.

That is why I founded the **Global Fight League.**

GFL is designed as a global, team based MMA league built around city franchises. Fighters compete as teammates, not just individual participants, allowing fan loyalty and engagement to attach to teams as well as athletes. This structure is intended to create greater continuity for fans and a more durable league over time.

We are launching with teams in New York, Los Angeles, Miami, and London, with plans to expand as the league develops. Our athletes will have the opportunity to participate in equity programs, and we intend to open ownership access to fans and public investors as the league grows.

MMA already has more than 700 million global fans and generates approximately 26 billion video views annually worldwide. The audience exists. Our focus is on building a league designed to support long-term fan engagement and athlete participation.

To do this the right way, we have assembled an experienced leadership team, trusted business advisors, and a group of elite athletes and respected MMA voices to help guide the league's development.

If you are interested, you can now **reserve shares ahead of our upcoming investment window.** I invite you to join us and own a part of what we are building.

Together We Fight,
Darren Owen
Commissioner and Co Founder
Global Fight League

CTA: Reserve My Shares

No offer to buy or sell securities is being made. No money is being solicited and if sent will be returned. Future offerings will be made through a registered broker-dealer after an offering statement is filed. Indications of Interest involve no obligations or commitment of any kind on any party.

Subject: Confirmation: Shares Reserved

Preview: You'll be the first to hear what's next.

Heading: You're on the List!

Thank you for your interest in the Global Fight League (GFL).

While the investment round is not yet open, your indication of interest places you on our priority list for future updates, exclusive opportunities, and league news. When our investment opportunity officially opens, you will be among the first to know.

GFL is building a global, team based MMA league designed to create lasting teams, shared growth, and long term fan connection. The league is structured to allow athletes, fans, and early supporters to participate in ownership and share in its long term growth.

Why GFL?

- **Global Scale:** MMA reaches more than 700 million fans worldwide and generates approximately 26 billion video views annually across digital and social platforms.
- **Team Based Franchise Model:** Launching with teams in New York, Los Angeles, Miami, and London to build rivalries, regional loyalty, and durable league value.
- **Experienced Leadership:** Led by executives, advisors, and athletes who have produced more than 100 MMA events across 20 countries and helped build leading sports leagues, teams, and media brands.

We are glad to have you with us as we work to build a major league structure for team based MMA and give fans a chance to **own the action** as we build what's next.

Together We Fight,
The GFL Team

Subject: Reminder to reserve shares

Preview: Don't miss this key window.

Headline: Complete Your Reservation

Body:

Friendly reminder,

You have not yet reserved shares in the Global Fight League (GFL).

GFL is building a global, team based MMA league focused on lasting teams, shared growth, and long term fan connection. Rather than centering the sport on individual moments alone, the league is structured around city based teams and rivalries that can grow season after season.

Launching with teams in New York, Miami, Los Angeles, and London, GFL is designed to build enduring franchises that deepen fan loyalty and create long term value beyond any single fight night.

Why GFL?

- **Massive Global Reach:** Over 700 million MMA fans worldwide.
- **Team Based League Model**: Team identity is a proven driver of fandom and long term engagement across professional sports.
- **Experienced Leadership:** GFL is guided by executives, advisors, and athletes with deep experience across major sports, media, and global entertainment brands.

If you are interested in being part of what comes next, we invite you to reserve your shares and **own the action** as the league takes shape.

Together We Fight,
The GFL Team

CTA: Reserve My Shares